Exhibit 2.5

PURCHASE AND SALE AGREEMENT

BETWEEN

SAMSON OFFSHORE COMPANY AND

SAMSON CONTOUR ENERGY E&P, LLC (COLLECTIVELY “SELLERS”)

AND

DYNAMIC OFFSHORE RESOURCES, LLC (“BUYER”)

DATED AS OF

JUNE 11, 2010

TABLE OF CONTENTS

1.	DEFINITIONS		1

2.	PURCHASE AND SALE		6
	2.1	Interests	6
	2.2	Wells	6
	2.3	Equipment	6
	2.4	Production	6
	2.5	Easements and Surface Agreements	7
	2.6	Contract Rights and Permits	7
	2.7	Files and Records	7
	2.8	Retained Assets	7

3.	PURCHASE PRICE AND ALLOCATION		8
	3.1	Base Purchase Price	8
	3.2	Performance Deposit and Payment	8
	3.3	Adjustments to the Base Purchase Price	9
	3.4	Allocation of Base Purchase Price	10

4.	ACCESS TO ASSETS AND DATA; DISCLAIMERS		11
	4.1	Access	11
	4.2	Disclaimer	11

5.	SELLERS’ REPRESENTATIONS		13
	5.1	Existence	13
	5.2	Authority	13
	5.3	Violations	13
	5.4	Compliance	13
	5.5	Payment of Royalties	13
	5.6	Taxes	13
	5.7	Material Contracts and Permits	13
	5.8	Litigation and Claims	13
	5.9	Sale Contracts	14
	5.10	Notices	14
	5.11	Take-or-Pay	14
	5.12	Timely Payment	14
	5.13	Imbalances	14
	5.14	Outstanding Obligations	14
	5.15	Brokers	14
	5.16	Bankruptcy	14
	5.17	Insurance and Bonds	14
	5.18	VR 272 Repair Costs	15
	5.19	Retained Assets	15

i

6.	BUYER’S REPRESENTATIONS		15
	6.1	Information	15
	6.2	Knowledge and Experience	15
	6.3	No Warranty	16
	6.4	Formation, Good Standing and Authority	16
	6.5	Liability for Broker’s Fees	16
	6.6	Financial Resources	16
	6.7	Qualification to Assume Operatorship	16
	6.8	Bankruptcy	17

7.	TITLE		17
	7.1	Title Defects	17
	7.2	Additional Interests	17
	7.3	Notices	18
	7.4	Adjustments to Base Purchase Price	18
	7.5	Deductible for Title and Environmental Defects	19
	7.6	Termination	19

8.	ENVIRONMENTAL AND ENVIRONMENTAL INDEMNITY		19
	8.1	Acceptance of Environmental Condition	19
	8.2	Remedy for Environmental Defects	20
	8.3	Acceptance of Environmental Condition	22
	8.4	NORM	22
	8.5	Environmental Indemnities	23

9.	THIRD-PARTY PREFERENTIAL RIGHTS TO PURCHASE AND CONSENTS		24
	9.1	Third Party Notices	24
	9.2	Third-Party Exercise	24
	9.3	Third-Party Failure to Purchase	24

10.	CONDITIONS TO CLOSING; SETTLEMENT STATEMENT; CLOSING		24
	10.1	Sellers’ Conditions to Closing	24
	10.2	Buyer’s Conditions to Closing	25
	10.3	Closing Settlement Statement	26
	10.4	Closing Date and Place	26
	10.5	Closing Activities	26

11.	POST-CLOSING OBLIGATIONS		28
	11.1	Recordation and Filing of Documents	28
	11.2	Records	28
	11.3	Final Settlement Statement	29
	11.4	Suspense Accounts	29
	11.5	Bonds, Letters of Credit and Guaranty	30
	11.6	Cooperation with Sellers Retained Assets	30
	11.7	Further Assurances	30

12.	TAXES		30

	12.1	Property Taxes	30
	12.2	Production Taxes	31
	12.3	Other Taxes	31

13.	OWNERSHIP OF ASSETS		31
	13.1	Distribution of Production	31
	13.2	Proration of Income and Expenses	32
	13.3	Notice to Remitters of Proceeds	32
	13.4	Imbalances	32

14.	INTERIM OPERATIONS		33
	14.1	Standard of Care	33
	14.2	Liability of Operator	33
	14.3	Removal of Signs	34
	14.4	Third-Party Notifications	34
	14.5	Vermilion Block 272 Field	34

15.	EXCHANGE PROVISION		34

16.	ASSUMPTION OF LIABILITY AND GENERAL INDEMNIFICATION		35
	16.1	Buyer’s Assumption of Obligations	35
	16.2	Definitions	36
	16.3	Buyer’s General Indemnity	36
	16.4	Seller’s General Indemnity	37
	16.5	Limitation on Indemnification	38
	16.6	Further Limitation on Indemnification	38
	16.7	Indemnification Procedures	39

17.	CASUALTY LOSS		40

18.	NOTICES		40

19.	TERMINATION		41
	19.1	Termination	41
	19.2	Liabilities Upon Termination; Deposit Amount	42

20.	MISCELLANEOUS		42
	20.1	Entire Agreement	42
	20.2	Survival	42
	20.3	Arbitration	42
	20.4	Confidentiality Agreement	43
	20.5	Choice of Law	43
	20.6	Assignment	44
	20.7	No Admissions	44
	20.8	Amendments	44
	20.9	Counterparts	44
	20.10	Third-Party Beneficiaries	44
	20.11	Public Communications	44

20.12	Headings	44
20.13	Expenses	44
20.14	Waiver of Consumer and Other Rights	44

List of Exhibits:

Exhibit “A” — Schedule of Leases

Exhibit “B” — Schedule of Wells

Exhibit “C” — Allocation Values

Exhibit “D” — Conveyance

List of Schedules:

Schedule 2.7 — Seismic Data and Reservoir Model

Schedule 5.7 — Material Contracts

Schedule 5.10 — Notices

Schedule 5.13 — Imbalances

Schedule 5.14 — Outstanding Obligations

Schedule 5.17 — Insurance and Bonds

Schedule 5.19 — Retained Assets

Schedule 11.4 — Suspense Accounts

PURCHASE AND SALE AGREEMENT

This Purchase and Sale Agreement (“Agreement”), made as of June 11, 2010 (“Execution Date”) by and between SAMSON OFFSHORE COMPANY, an Oklahoma corporation, whose address is Samson Plaza, Two West Second Street, Tulsa, Oklahoma 74103 (“Offshore”) and SAMSON CONTOUR ENERGY E&P, LLC, a Delaware limited liability company (“Contour”) whose address is Samson Plaza, Two West Second Street, Tulsa, Oklahoma 74103 (collectively Offshore and Contour shall be referred to as “Seller” or “Sellers”) and DYNAMIC OFFSHORE RESOURCES, LLC, a Delaware limited liability company, whose address is 1301 McKinney, Suite 900, Houston, Texas 77010 (“Buyer”) (Buyer and Sellers are sometimes referred to below individually as a “Party” or collectively as the “Parties”);

WHEREAS, Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, the Assets (as defined below) on the terms and conditions set forth below;

NOW, THEREFORE, in consideration of the mutual promises contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Buyer and Sellers agree as follows:

ARTICLE 1

1.             DEFINITIONS

“Additional Interest” has the meaning set forth in Section 7.2.

“Allocated Values” has the meaning set forth in Section 3.4.

“Assets” has the meaning set forth in Article 2.

“Assumed Obligations” has the meaning set forth in Subsection 16.1.1.

“Base Purchase Price” has the meaning set forth in Section 3.1.

“Business Day” means any day, other than Saturday or Sunday, on which commercial banks are open for commercial business with the public in Tulsa, Oklahoma.

“Buyer” has the meaning set forth in the Preamble.

“Casualty Defect” has the meaning set forth in Article 17.

“Claims” means any and all claims, rights, demands, causes of action, liabilities (including civil fines), damages, losses, fines, penalties, sanctions of every kind and character including fees and expenses of attorneys, technical experts and expert witnesses, judgments or proceedings of any kind or character whatsoever, whether arising or founded in law, equity, statute, contract, tort, strict liability or voluntary settlement and all expenses, costs and fees (including reasonable attorneys’ fees) in connection therewith.

“Cleanup” has the meaning set forth in Section 8.1(d).

“Closing” has the meaning set forth in Section 10.4.

“Closing Date” has the meaning set forth in Section 10.4.

“Closing Settlement Statement” has the meaning set forth in Section 10.3.

“Confidentiality Agreement” has the meaning set forth in Section 20.4.

“Consents” has the meaning set forth in Section 9.1.

“Contour” means Samson Contour Energy E&P, LLC, a Delaware limited liability company.

“Contracts” means all contract rights relating to the Interests, Wells, Equipment, the Easements, the Hydrocarbons, Surface Agreements or the Permits, including, but not limited to, any operating agreements, joint venture agreements, unit agreements, orders and decisions of state and federal regulatory authorities establishing units, unit operating agreements, farmout agreements, processing agreements, transportation agreements, gathering and processing agreements, enhanced recovery and injection agreements, farm-in agreements, balancing agreements, options, drilling agreements, exploration agreements, gas sales agreements, and assignments of operating rights, working interests, subleases and rights above or below certain footage depths or geological formations, to the extent the same are directly related to the Interests.

“Conveyances” means the one or more conveyances, assignments, deeds, and bills of sale, in form and substance mutually agreed to by Buyer and Seller, conveying the Assets to Buyer in accordance with the terms of this Agreement, to be executed and delivered in accordance with the provisions of Section 10.5.2.

“Current Tax Period” has the meaning set forth in Section 12.1.

“Deductible Amount” has the meaning set forth in Section 7.5.

“Deposit” has the meaning set forth in Section 3.2.

“Due Diligence Period” has the meaning set forth in Section 7.1.

“Easements” means rights-of-way, easements, permits, licenses, approvals, servitudes and franchises specifically acquired for, or used in connection with, operations for the exploration and production of oil, gas or other minerals on or from the Interests or otherwise in connection with the Wells, Equipment or Surface Agreements, including, without limitation, the rights to permits and licenses of any nature owned, held or operated in connection with said operations.

“Effective Time” means 7:00 a.m. local time where the Assets, except for the Assets comprising the Vermilion Block 272 Field, are located on June 1, 2010, and, with respect to the Assets comprising the Vermilion Block 272 Field, means 7:00 a.m. local time where such field is located on the date production in commercial quantities is restored with respect to such field.

“Environmental Adjustment” has the meaning set forth in Section 8.2(a).

“Environmental Defect” has the meaning set forth in Section 8.1.

“Environmental Laws” means any and all present and future laws, statutes, regulations, rules, orders, ordinances, codes, plans, requirements, criteria, standards, decrees, judgments, injunctions, notices, demand letters, permits, licenses or determinations issued, or promulgated by any Governmental Authority now or hereafter in effect, and in each as amended or supplemented from time to time, and any applicable administrative or judicial interpretation thereof, pertaining to (a) use, storage, emission, discharge, clean-up, release, or threatened release of pollutants, contaminants, NORM, chemicals, or industrial, toxic or hazardous substances (collectively, “Pollutants”) on or into the environment or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transportation or handling of Pollutants, (b) health, (c) the environment, or (d) wildlife or natural resources applicable to the Assets and in effect in or for the jurisdiction in which the Assets are located, including, without limitation, the Clean Air Act (Air Pollution Control Act), the Clean Water Act, the Federal Water Pollution Act, the Rivers and Harbors Act, the Safe Drinking Water Act, the National Environmental Policy Act of 1969 (NEPA), the Endangered Species Act, the Fish and Wildlife Conservation Act of 1980, the Fish and Wildlife Coordination Act (FWCA), the Oil Pollution Act, the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), the Superfund Amendments and Reauthorization Act of 1986 (SARA), the Resources Conservation and Recovery Act (RCRA), the Toxic Substance Control Act, the Occupational, Safety and Health Act (OSHA), the Hazardous Materials Transportation Act, the Hazardous and Solid Waste Amendments of 1984 (HSWA), and any and all other applicable present and future federal, state and local laws, statutes, regulations, rules, orders, ordinances, codes, plans, requirements, criteria, standards, decrees, judgments, injunctions, notices, demand letters, permits, licenses or determinations whose purpose is to regulate Pollutants or to conserve or protect health, the environment, wildlife or natural resources as any of the foregoing are now existing or may hereafter be amended or interpreted.

“Environmental Notice” has the meaning set forth in Section 8.1.

“Equipment” has the meaning set forth in Section 2.3.

“Execution Date” has the meaning set forth in the Preamble.

“Final Settlement Statement” has the meaning set forth in Section 11.3.

“Governmental Authorities” means any court or tribunal in any jurisdiction (domestic or foreign) or any federal, state, county, municipal or other governmental or quasi-governmental body, agency, authority, department, board, commission, bureau or instrumentality.

“Hydrocarbons” has the meaning set forth in Section 2.4.

“Imbalances” has the meaning set forth in Section 5.13.

“Interests” has the meaning set forth in Section 2.1.

“Leases” has the meaning set forth in Section 2.1.

“Loss” has the meaning set forth in Section 8.1(e).

“MMS” shall mean the Minerals Management Service.

“Material Contracts” means (a) all area of mutual interests agreements (other than area of mutual provisions of customary joint operating agreements), partnership (other than tax partnerships), joint venture and/or exploration or development program agreements relating to Wells and Leases or otherwise included in the Assets, (b) all of the production sales, marketing, transporting and processing agreements relating to the Wells and Leases, other than such agreements which are terminable by Sellers without penalty on 90 or fewer days’ notice, and (c) such other Contracts as are necessary, in all material respects, in order to own or operate the Assets.

“NORM” means naturally occurring radioactive material.

“OPA” means the Oil Pollution Act of 1990, as amended.

“Offshore” has the meaning set forth in the Preamble.

“Open Defect” has the meaning set forth in Section 7.4(c).

“Party” has the meaning set forth in the Preamble.

“Permits” has the meaning set forth in Section 2.6.

“Permitted Encumbrances” means (i) any third party consents to assignment and similar agreements with respect to which waivers or comments are obtained prior to Closing or which are typically obtained after closing; (ii) easements, rights of way, servitudes, licenses and permits on, over, across or in respect of any of the Assets which do not materially interfere with the use, operation or development of the Assets; (iii) rights reserved to or vested in any Governmental Authority to control or regulate any of the Assets in any manner, and all obligations and duties under all applicable laws, rules and orders of any such Governmental Authority or under any franchise, grant, license or permit issued by any such governmental agency; (iv) materialmen’s, mechanics’, repairmen’s, employees’, contractors’, operators’, tax and other similar liens or charges arising in the ordinary course of business incidental to the construction, maintenance or operation of any of the Assets: (a) if filed, has not yet become due and payable and payment is being withheld as provided by law or (b) is being contested in good faith in the ordinary course of business by appropriate action, in either event Seller shall have notified Buyer in writing prior to Closing and shall have agreed to fully indemnify, defend and hold Buyer harmless after Closing; (v) any other liens, charges, encumbrances, contracts, agreements, instruments, obligations, defects or irregularities of any kind whatsoever affecting the Assets that do not operate to reduce the net revenue interest of any Interest below that set forth on Exhibit “A” or “B” for such Interest or increase the working interest for any Interest above that set forth on Exhibit “A” or “B” for such Interest without a proportionate increase in the corresponding net revenue interest; (vi) defects or irregularities arising out of the lack of recorded powers of attorney from corporations or partnerships to execute and deliver documents on their behalf; (vii)

any of the matters disclosed on Exhibits “A” or “B” or any Schedule to this Agreement; (viii) defects or irregularities arising out of mortgages or deeds of trust which, by their terms and on their face, expired and terminated more than ten (10) years prior to the Effective Time but which remain unreleased of record; (ix) all approvals or rights to consent by, required notices to, filings with or other actions by Governmental Authorities (including the Louisiana State Mineral Board acting on behalf of the State of Louisiana, the General Land Office of Texas and the MMS), in connection with the sale or conveyance of oil and gas leases or interests therein if they are customarily obtained subsequent to the sale or conveyance; and (x) Preferential Purchase Rights which are subject to Article 9.

“Person” means any individual, partnership, joint venture, corporation, trust, limited liability company, unincorporated organization, government or department or agency thereof, or any other entity.

“Preferential Purchase Right” has the meaning set forth in Section 9.1.

“Real Property Taxes” has the meaning set forth in Section 12.1.

“Records” has the meaning set forth in Section 2.7.

“Retained Assets” has the meaning set forth in Section 2.8.

“Sellers” has the meaning set forth in the Preamble.

“Surface Agreements” means any surface leases, surface use right or agreements or any similar rights, agreements or licenses relating to the Assets.

“Suspense Accounts” has the meaning set forth in Section 11.4.

“Title Defect” has the meaning set forth in Section 7.1.

“Vermilion Block 272 Field” means all of the Assets located on or directly attributable to Vermilion Blocks 272 and 273 and South Marsh Island Blocks 87 and 102. For the purposes of this Agreement, references herein to production with respect to the Vermilion Block 272 Field do not include or require restoration of production with respect to any wells associated with Vermilion Block 273 (OCS-G 14412).

“VR 272 Pipeline” has the meaning set forth in Section 5.18.

“VR 272 Repair Costs” has the meaning set forth in Section 3.3(a)(i).

“VR 272 Repair Operations” means successfully (i) conducting and completing the pipeline repair operations contemplated by that certain approval request submitted by Contour to the MMS by letter dated May 27, 2010 pertaining to a pipeline Segment No. 14609 and (ii) restoring the production of Hydrocarbons attributable to the Vermilion Block 272 Field.

“Wells” has the meaning set forth in Section 2.2.

ARTICLE 2

2.             PURCHASE AND SALE

Subject to the terms and conditions of this Agreement, Sellers agree to sell to Buyer and Buyer agrees to buy from Sellers, effective as of the Effective Time for the consideration recited and subject to the terms and conditions set forth in this Agreement, all of Sellers’ interest in the following (each individually referred to as an “Asset” and all collectively referred to as the “Assets”):

2.1           Interests.  All of those certain oil and gas leases, and oil, gas and mineral leases described on Exhibit “A” attached hereto (“Leases”), together with all other rights, titles and interests of Sellers in the Leases and any other lands or interests covered thereby, associated therewith or pooled, unitized or communitized therewith, including, without limitation, all working interests, royalty interests, overriding royalty interests, net profits interests, production payments, mineral interests, forced pooled interests, and interests acquired under contracts or otherwise in the lands covered by the Leases, and any other lands or interests pooled, unitized or communitized therewith, provided, however, that all of the foregoing are subject to the limitations described in said Exhibit “A” (the Leases and the lands and other interests are collectively referred to herein as the “Interests”).

2.2           Wells.  All of the oil and gas wells, salt water disposal wells, injection wells and other wells and wellbores located on or attributable to the Interests or on lands pooled or unitized with any portion thereof, or on lands located within any governmental drilling and spacing unit which includes any portion thereof, or on portions thereof associated with proved undeveloped reserves whether producing, plugged or unplugged, shut-in or permanently or temporarily abandoned, including, but not limited to, the interests and the wells identified on Exhibit “B” (the “Wells”).

2.3           Equipment.  All personal property, fixtures and improvements and facilities, spare parts and inventory (insofar as the same are located on the Interests, or located at a shore base facility but purchased for the Interests), equipment, platforms, caissons, subsea tie-backs and facilities, pipelines, pipeline laterals, well pads, tank batteries, well heads, platforms, treating equipment, compressors, power lines, casing, tubing, pumps, motors, gauges, valves, heaters, treaters, appurtenant to the Interests or Wells or used in connection with the ownership or operation of the Interests or Wells or the production, treatment, sale or disposal of Hydrocarbons, including, but not limited to, facilities, gathering systems, plants, treating and processing systems, casing, pipelines and gathering systems (collectively, the “Equipment”).

2.4           Production.  All of the oil, natural gas, condensate, casinghead gas, products or other minerals, attributable or allocable to the Interests or Wells (i) from and after the Effective Time or (ii) which are in storage above the pipeline connection as of the Effective Time, or (iii) with regard to any over-produced or under-produced volumes of Sellers attributable to the Assets (the “Hydrocarbons”).

2.5           Easements and Surface Agreements.  All the Easements and the Surface Agreements.

2.6           Contract Rights and Permits.  All the Contracts and all environmental and other governmental (whether federal, state or local) permits, licenses, orders, authorizations, franchises and related instruments or rights relating to the ownership, operation or use of the Interests, Wells, Equipment, Hydrocarbons, Easements and Surface Agreements (the “Permits”).

2.7           Files and Records.  All of the files, records and data directly relating to the items and interests described in Sections 2.1 though 2.6 above including, without limitation, land and lease files, well files, title records including abstracts of title, title opinions, title insurance reports/policies, property ownership reports, division order and right-of-way files, prospect information, contracts, production records, all logs including electric logs, core data, pressure data and decline curves and graphical production curves, operational records, technical records, production and processing records, and contract files, and all related materials in the possession of Sellers, less and except all legal files and records (other than legal files and records included in, or are part of, the above-referenced files and records), Sellers’ federal or state income, franchise or margin tax files and records, employee files, reserve evaluation information or economic projections (other than reserve evaluation or economic projection materials and files previously made available to Buyer), competing bids, proprietary data, information and data under contractual restrictions on assignment, privileged information, intellectual property, or seismic, geophysical, geological or other similar information or data (collectively, the “Records”). The Records shall specifically not include licenses and other data subject to third party restrictions that cannot be removed despite Sellers’ good faith efforts to do so. Subject to obtaining necessary third party consents (including, but not limited to, Buyer, at its sole expense, obtaining in its favor an appropriate license) the Records shall also include the data and models specifically referenced on Schedule 2.7.

2.8           Retained Assets.  Notwithstanding anything to the contrary in Sections 2.1 through 2.7 or elsewhere herein, the Assets do not include the following (the “Retained Assets”):

(a)           All claims, including claims for insurance proceeds, and causes of action of Sellers (i) arising from acts, omissions or events related to, or damage to or destruction of the Assets, occurring prior to the Effective Time, (ii) arising under or with respect to any of the Contracts that are attributable to periods of time prior to the Effective Time (including claims for adjustments or refunds), or (iii) with respect to any of the Retained Assets; including, but not limited to, copies of all Records necessary to process such claims after the Closing.

(b)           All rights and interest of Sellers (i) under any policy or agreement of insurance or indemnity, (ii) under any bond or (iii) to any insurance or condemnation proceeds or awards arising, in each case, from acts, omissions or events related to, or damage to or destruction of, the Assets occurring prior to the Effective Time.

(c)           All claims of Sellers for refunds or loss carry forwards with respect to (i) production, severance or any other taxes attributable to the Assets for any period prior to the Effective Time, (ii) income or franchise taxes or (iii) any taxes attributable to the Retained Assets.

(d)           All amounts due or payable to Sellers as adjustments to insurance premiums related to the Assets with respect to any period prior to the Effective Time.

(e)           All proceeds, income, revenues, claims, refunds or other benefits (including any benefit attributable to any current or future laws or regulations in respect of “royalty relief” or other similar measures) not otherwise enumerated above, including any royalty overpayment receivables and/or future deductions as royalty offsets generated as a result of Sellers’ audit of royalties paid to the MMS, or other Governmental Authority, prior to the Effective Time as well as any security or other deposits made, attributable to (i) the Assets for any period prior to the Effective Time or (ii) any Retained Assets.

(f)            All documents and instruments of Sellers relating to the Assets that may be protected by an attorney client privilege; and

(g)           All audit rights arising under any of the Contracts or otherwise with respect to any period prior to the Effective Time or to any Retained Assets.

ARTICLE 3

3.             PURCHASE PRICE AND ALLOCATION

3.1           Base Purchase Price.  Buyer agrees to pay for the Assets the total sum of One Hundred One Million Dollars ($101,000,000) (“Base Purchase Price”) in cash, subject only to the price adjustments set forth in this Agreement.

3.2           Performance Deposit and Payment.  As evidence of good faith, Buyer has deposited or is depositing with Sellers, at the time of the execution of this Agreement, a performance deposit equal to ten percent (10%) of the Base Purchase Price (the “Deposit”), which Deposit shall be non-interest-bearing and non-refundable except as provided herein. In the event the Closing occurs, the Deposit shall be applied to the Base Purchase Price to be paid at Closing, subject to the other adjustments thereto as set forth in this Agreement. If Closing does not occur and the Agreement is terminated, then the Deposit shall be retained by Sellers or paid to Buyer, as provided in Article 19 below.

3.3           Adjustments to the Base Purchase Price.  The Base Purchase Price shall be adjusted as follows:

(a)           Upward Adjustments.  The Base Purchase Price shall be adjusted upward for the following, without duplication:

(i)            all normal and customary production expenses, operating expenses, operated and non-operated overhead charges and approved capital expenditures paid or incurred by Sellers in connection with the ownership and operation of the Assets attributable to the periods from and after the Effective Time (including, without limitation, royalties and taxes attributable to Hydrocarbons produced and saved from and after the Effective Time, and approved pre-paid charges); expressly excluding, however, all costs and expenses paid or incurred by Sellers prior to the Closing and associated with pipeline repairs and restoration of production to the Wells associated with the Vermilion Block 272 Field (the “VR 272 Repair Costs”);

(ii)           all proceeds attributable to the sale of Hydrocarbons from the Assets and all other income and benefits received by Buyer attributable to production, ownership and operation of the Assets prior to the Effective Time;

(iii)          all positive adjustments, if any, regarding Additional Interests, as provided in Section 7.2;

(iv)          to the extent the Imbalances reflect an under-balanced (or under-produced and under-received balance) position of Sellers as of the Effective Time regarding the Assets, all adjustments regarding such under-balanced Imbalances, in accordance with the provisions of Section 13.4;

(v)           all adjustments for Oil-In-Tank, as provided in Section 13.1;

(vi)          all royalty overpayment amounts and/or future deductions as royalty offsets associated with the Assets as of the Effective Time; and

(vii)         any other upward adjustments to the Base Purchase Price specified in this Agreement.

(b)           Downward Adjustments.  The Base Purchase Price shall be adjusted downward for the following, without duplication:

(i)            all production expenses, operating expenses, operated and non operated overhead charges and other costs under applicable operating agreements and other expenses, costs and charges paid or incurred by Buyer in connection with the Assets and attributable to periods prior to the Effective Time, including, without limitation, taxes, capital expenses and other costs, and any VR 272 Repair Costs incurred by the Sellers prior to the Closing and paid by Buyer;

(ii)           all proceeds attributable to the sale of Hydrocarbons and all other income and benefits received by Sellers and attributable to the production, operation or ownership of the Assets on or after the Effective Time;

(iii)          all adjustments regarding Title Defects, in accordance with the provisions of Article 7;

(iv)          all adjustments regarding Environmental Defects, in accordance with the provisions of Article 8;

(v)           all adjustments regarding exercised Preferential Purchase Rights, and regarding open and unwaived Preferential Purchase Rights as of the Closing, as contemplated in Article 9;

(vi)          all adjustments regarding Casualty Defects, in accordance with the provisions of Article 17;

(vii)         to the extent the Imbalances reflect an over-balanced (or over-produced or over-received balance) position of Sellers as of the Effective Time regarding the Assets, all adjustments regarding such over-balanced Imbalances, in accordance with the provisions of Section 13.4;

(viii)        an amount equal to the amounts held in the Suspense Accounts as of the Closing, as contemplated in Section 11.4;

(ix)           an amount equal to the Deposit; and

(x)            any other downward adjustments to the Base Purchase Price specified in this Agreement.

3.4           Allocation of Base Purchase Price.  Sellers and Buyer agree that the Base Purchase Price shall be allocated among the Assets as set forth on Exhibit “C” (the “Allocated Values”) for the purpose of (i) providing notices, or obtaining waivers, of any preferential rights to purchase the Assets, (ii) determining the value of a Title Defect, and (iii) handling those instances for which the Base Purchase Price is to be adjusted.

ARTICLE 4

4.             ACCESS TO ASSETS AND DATA; DISCLAIMERS

4.1           Access.  Sellers shall provide Buyer and Buyer’s authorized representatives, at any reasonable time(s) before the Closing, (i) reasonable physical access, at Buyer’s sole risk, cost and expense, to the Assets that are Seller-operated to allow Buyer to conduct on-site Phase I environmental site assessments of the Assets and (ii) access to the Records and other Assets, to the extent such data and records are in Sellers’ or its representative’s possession and relate to the Assets; provided, however, Sellers, except as provided for in Section 2.7, shall have no obligation to provide Buyer access to any interpretative or predictive data or information which is confidential or proprietary or which Sellers believe in good faith they cannot lawfully provide Buyer because of third-party restrictions (to the extent any such data or information is proprietary or subject to third-party restrictions, Sellers will use their good-faith efforts to obtain any consents necessary to allow Buyer to review such data or information). In connection with such on-site inspections, Buyer agrees to not unreasonably interfere with the normal operation of the Assets and further agrees that under no circumstances shall it perform any invasive tests of any nature on the Assets without the express written consent of Sellers. In connection with granting such access, and except to the extent that such claims are caused by the gross negligence of Sellers, Buyer waives and releases all claims against Seller Group (as defined in Section 16.2) for injury to, or death of persons, or damage to property directly caused by Buyer or its representatives in connection with the performance of this diligence and Buyer agrees to indemnify, defend and hold harmless Seller Group (as defined in Section 16.2) from and against all such claims.

4.2           Disclaimer.  Buyer specifically understands and acknowledges the following:

4.2.1                Title.  Title to the Assets shall be transferred and conveyed to Buyer at Closing with a “by, through and under” warranty of title through Closing, and shall otherwise be conveyed in accordance with the terms of this Agreement and the Conveyances.

4.2.2                Disclaimer of Warranty.  EXCEPT AS OTHERWISE SET FORTH IN THIS AGREEMENT, OR IN THE CONVEYANCES, SELLERS EXPRESSLY DISCLAIM AND NEGATE ANY REPRESENTATION, COVENANT OR WARRANTY, EXPRESS OR IMPLIED, AT COMMON LAW, BY STATUTE OR OTHERWISE, RELATING TO THE CONDITION OF THE ASSETS AND ANY PERSONAL PROPERTY, EQUIPMENT, FIXTURES AND ITEMS OF MOVABLE PROPERTY COMPRISING ANY PART OF THE ASSETS INCLUDING (i) ANY IMPLIED OR EXPRESS WARRANTY OF FITNESS FOR ANY PARTICULAR PURPOSE; (ii) ANY IMPLIED OR EXPRESS WARRANTY OF CONFORMITY TO MODELS OR SAMPLES OF MATERIALS; (iii)

ANY RIGHTS OF BUYER UNDER APPLICABLE STATUTES TO CLAIM DIMINUTION OF CONSIDERATION OR RETURN OF THE PURCHASE PRICE; (iv) ANY CLAIM BY BUYER FOR DAMAGES BECAUSE OF DEFECTS OR OTHER VICES, WHETHER KNOWN OR UNKNOWN; (v) ANY IMPLIED OR EXPRESS WARRANTY OF FREEDOM FROM PATENT OR TRADEMARK INFRINGEMENT OR INFRINGEMENT OF ANY OTHER INTELLECTUAL PROPERTY RIGHT; (vi) ANY IMPLIED OR EXPRESS WARRANTY REGARDING ENVIRONMENTAL LAWS, THE RELEASE OF MATERIALS INTO THE ENVIRONMENT INCLUDING, WITHOUT LIMITATION, NATURALLY OCCURRING RADIOACTIVE MATERIAL OR ASBESTOS, OR PROTECTION OF THE ENVIRONMENT OR HEALTH; OR (vii) ANY IMPLIED OR EXPRESS WARRANTY REGARDING TITLE TO ANY OF THE ASSETS. IT IS THE EXPRESS INTENTION OF BUYER AND SELLERS THAT, EXCEPT AS OTHERWISE SET FORTH IN THIS AGREEMENT, OR IN THE CONVEYANCES, THE PERSONAL PROPERTY, EQUIPMENT, FIXTURES AND ITEMS AND THE CONDITION OF THE ASSETS ARE BEING CONVEYED TO BUYER “AS IS, WHERE IS,” WITH ALL FAULTS, AND IN THEIR PRESENT CONDITION AND STATE OF REPAIR. BUYER REPRESENTS TO SELLERS THAT AS OF CLOSING BUYER WILL HAVE BEEN GIVEN THE OPPORTUNITY TO MAKE OR CAUSE TO BE MADE SUCH INSPECTIONS AS BUYER DEEMS APPROPRIATE.

4.2.3                Additional Disclaimer.  EXCEPT AS OTHERWISE SET FORTH IN THIS AGREEMENT OR IN THE CONVEYANCES, SELLERS HEREBY EXPRESSLY NEGATE AND DISCLAIM, AND BUYER HEREBY WAIVES AND ACKNOWLEDGES THAT SELLERS HAVE NOT MADE, ANY WARRANTY, REPRESENTATION OR COVENANT, EXPRESS OR IMPLIED, AS TO THE ACCURACY OR COMPLETENESS OR MATERIALITY OF ANY FILES, RECORDS, DATA, INFORMATION, OR MATERIALS (WRITTEN OR ORAL) HERETOFORE OR HEREAFTER FURNISHED TO BUYER IN CONNECTION WITH THE ASSETS, OR AS TO THE QUALITY OR QUANTITY OF HYDROCARBON RESERVES (IF ANY) ATTRIBUTABLE TO THE ASSETS OR THE ABILITY OF THE ASSETS TO PRODUCE HYDROCARBONS. ANY AND ALL SUCH FILES, RECORDS, DATA, INFORMATION, AND OTHER MATERIALS FURNISHED BY SELLERS IS PROVIDED TO BUYER AS A CONVENIENCE, AND ANY RELIANCE ON OR USE OF THE SAME SHALL BE AT BUYER’S SOLE RISK.

ARTICLE 5

5.             SELLERS’ REPRESENTATIONS

Each Seller represents to Buyer, as of the date hereof and as of the Closing Date, as follows:

5.1           Existence.  Offshore is a corporation duly organized and validly existing and in good standing under the laws of the State of Oklahoma, and is duly qualified to carry on its business and to own and operate oil and gas properties in each jurisdiction in which the Assets are located. Contour is a limited liability company duly organized and validly existing and in good standing under the laws of the State of Delaware, and is qualified to carry on its business and to own and operate oil and gas properties in each jurisdiction in which the Assets are located.

5.2           Authority.  Seller has all requisite power and authority to carry on its business as presently conducted, to enter into this Agreement and to perform its obligations under this Agreement.

5.3           Violations.  Seller has not materially violated (and none of the Assets are in material violation of) any laws, statutes, regulations or orders applicable to any of the Assets or to the operation thereof.

5.4           Compliance.  Seller has materially complied (and all of the Assets, as owned and operated, are in material compliance) with all applicable laws, rules, regulations, ordinances and orders of all local, tribal, state and federal Governmental Authorities having jurisdiction.

5.5           Payment of Royalties.  To the best of Seller’s knowledge, all royalties and in-lieu royalties with respect to the Assets which accrued or are attributable to the period prior to the Effective Time have been properly and fully paid, or are included within the suspense amounts being conveyed to Buyer pursuant to Section 11.4.

5.6           Taxes.  All ad valorem, property, production, severance and similar taxes with respect to the Assets that are due based on or measured by the ownership of any Assets, the production or removal of Hydrocarbons therefrom or the receipt of proceeds therefrom have been properly and timely paid.

5.7           Material Contracts and Permits.  To the best of Seller’s knowledge, (a) Seller has not received written notice of its default under any of the Material Contracts, (b) the Permits and the Material Contracts are in full force and effect and (c) Schedule 5.7 identifies all Material Contracts other than those Material Contracts which are reflected of record as of the date of this Agreement.

5.8           Litigation and Claims.  No suit, action, demand, proceeding, lawsuit or other litigation is pending or, to the best of Seller’s knowledge, threatened with respect to Seller that could reasonably be expected to materially and adversely affect the ownership, operation or value of the Assets or any of the Wells or Leases.

5.9           Sale Contracts.  Except for (a) contracts governing the sale of Hydrocarbons in the ordinary course or (b) the disposition in the ordinary course of equipment no longer suitable for oil and gas field operations, there are no material contracts or options outstanding for the sale, exchange or transfer of Seller’s interest in the Assets or any portion thereof.

5.10         Notices.  To the best of Seller’s knowledge, except as set forth on Schedule 5.10, (a) the operation of the Assets is not the subject of any pending material regulatory compliance or enforcement actions and (b) the operator of the Assets has not received written notice, which has not heretofore been complied with, in all material respects, of any material violation of laws, rules or regulations (federal, state and local) issued with respect to the Assets.

5.11         Take-or-Pay.  To the best of Seller’s knowledge, Seller is not obligated under a take-or-pay or similar arrangement.

5.12         Timely Payment.  To the best of Seller’s knowledge, Seller has paid its share of all costs payable by it under the Leases and the Material Contracts, except those being contested in good faith.

5.13         Imbalances.  To the best of Seller’s knowledge, except as set forth on Schedule 5.13, there are no gas or other Hydrocarbon production, pipeline transportation or processing imbalances existing as of the Effective Time with respect to any of the Assets.

5.14         Outstanding Obligations.  Except as otherwise described in Schedule 5.14, to the best of Seller’s knowledge, there are no outstanding authorizations for expenditures in excess of One Hundred Thousand Dollars ($100,000), net to Seller’s interest, or other written commitments or proposals to conduct operations on the Assets.

5.15         Brokers.  Seller has incurred no liability, contingent or otherwise, for broker’s or finder’s fees in respect of this Agreement or the transactions contemplated hereby for which Buyer shall have any responsibility whatsoever.

5.16         Bankruptcy.  There are no bankruptcy, reorganization or arrangement proceedings pending, being contemplated by, or to the knowledge of Seller, threatened against Seller.

5.17         Insurance and Bonds.  Sellers currently maintain the insurance coverages identified on Schedule 5.17 and shall endeavor to continue such coverage through Closing. Said Schedule 5.17 sets forth the types of insurance covered (e.g. general liability, property, Operators Extra Expense, etc.), the dollar limits of coverage, the dollar levels of deductibles/self-insured retentions and expiration date. Sellers shall maintain all of said insurance coverage through the Closing Date. Schedule 5.17 also sets forth all surety bonds and letters of credit maintained by Sellers and attributable to the Assets.

5.18         VR 272 Repair Costs.  To the best of Seller’s knowledge, prior to Closing Seller shall have made available to Buyer all information and data in its possession regarding the maintenance, inspection and operation of the pipeline owned by Seller that is associated with the Vermilion Block 272 Field (the “VR 272 Pipeline”), including, without limitation, (i) all information and data associated with prior inspections and prior repairs, if any, to the VR 272 Pipeline that are in the possession of Seller, and (ii) information and data associated with the VR 272 Repair Operations. All of such information and data is, to the best of Seller’s knowledge, in all material respects, true and correct.

5.19         Retained Assets.  To the best of Seller’s knowledge, Schedule 5.19 sets forth the material outstanding hurricane damage claims included within the Retained Assets.

ARTICLE 6

6.             BUYER’S REPRESENTATIONS

Buyer represents to Sellers, as of the date hereof and as of the Closing Date, as follows:

6.1           Information.  Buyer represents that it is a sophisticated purchaser, knowledgeable in the evaluation of oil and gas properties and has performed due diligence on the Assets and performed all necessary tasks involved in evaluating the Assets, to the Buyer’s complete satisfaction. EXCEPT AS OTHERWISE SET FORTH IN THIS AGREEMENT, BUYER REPRESENTS AND WARRANTS THAT ON THE CLOSING, BUYER WILL ACCEPT THE ASSETS AT CLOSING IN THEIR PRESENT CONDITION, “AS IS AND WHERE IS.” BUYER ACKNOWLEDGES AND AGREES THAT, EXCEPT AS OTHERWISE SET FORTH IN THIS AGREEMENT AND IN THE CONVEYANCES, SELLERS HAVE MADE NO REPRESENTATIONS OR WARRANTIES OF ANY KIND, EXPRESS OR IMPLIED, WRITTEN OR ORAL, AS TO THE ACCURACY OR COMPLETENESS OF THE BACKGROUND MATERIALS OR ANY OTHER INFORMATION RELATING TO THE ASSETS FURNISHED BY OR ON BEHALF OF SELLERS OR TO BE FURNISHED TO BUYER OR ITS REPRESENTATIVES, INCLUDING WITHOUT LIMITATION ANY INTERNAL APPRAISALS AND/OR INTERPRETIVE DATA OF SELLERS. Buyer acknowledges and affirms that it has relied and will rely solely upon Sellers’ representations, warranties and covenants in this Agreement and on its independent analysis, evaluation and investigation of, and judgment with respect to, the business, economic, legal, tax or other consequences of this transaction, including its own estimate and appraisal of the extent and value of the petroleum, natural gas and other reserves associated with the Assets.

6.2           Knowledge and Experience.  Buyer (i) is engaged in the business of exploring for and/or producing oil and gas or other valuable minerals as an ongoing business and (ii) is purchasing the Assets for its own account for investment purposes and not with the intent to resell the Assets in violation of any federal or state securities laws. Buyer is an experienced and knowledgeable investor in oil and gas properties, has the financial and business expertise to evaluate the merits and risks of the transactions covered by this Agreement and has relied solely on the basis of its own independent investigation of the Assets for all purposes. In acquiring the Assets, Buyer is acting in the conduct of its own business and not under any specific contractual commitment to any third party, or any specific nominee agreement with any third party, to transfer to, or to hold title on behalf of, such third party, with respect to all or any part of the Assets. Buyer acknowledges that it has had the opportunity to seek the advice of persons it deemed appropriate concerning the consequences of the provisions of this Agreement and hereby waives any and all rights to claim that it is an unsophisticated investor in oil and gas properties.

6.3           No Warranty.  Buyer acknowledges that, except as otherwise set forth in this Agreement and in the Conveyances, Sellers have not made any representation, covenant or warranty, express or implied, at common law, by statute or otherwise, relating to the condition of the Assets, including, without limitation, any implied or express warranty of merchantability, of fitness for any particular purpose, or of conforming to models or samples of materials as to any personal property, fixtures or structures conveyed pursuant to this Agreement.

6.4           Formation, Good Standing and Authority.  Buyer is a Delaware limited liability company duly formed, validly existing and in good standing under the laws of the state of Delaware. This Agreement constitutes the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms.

6.5           Liability for Broker’s Fees.  Buyer has not incurred any liability, contingent or otherwise, for broker’s or finder’s fees relating to the transactions contemplated by this Agreement for which Sellers shall have any responsibility whatsoever.

6.6           Financial Resources.  Buyer has all funds necessary to pay the Base Purchase Price and any other amounts contemplated by this Agreement. Buyer’s ability to consummate the transactions contemplated hereby is not contingent on its ability to secure financing or to complete any public or private placement of securities prior to or upon Closing.

6.7           Qualification to Assume Operatorship.  Buyer is, and after Closing shall continue to be, qualified to own federal, oil, gas and minerals leases in the MMS Gulf of Mexico Outer Continental Shelf Region, including meeting all bonding or financial instruments requirements of the MMS or other Governmental Authorities. The consummation of the transactions contemplated in this Agreement will not cause Buyer to be disqualified as such an owner or to exceed any acreage limitation imposed by any law, statute, rule or regulation. To the extent required by any applicable laws and except to the extent, if any, that Buyer will, as of Closing, be covered by the bonds of third party operators of the applicable Assets, Buyer will have, as of Closing, and will thereafter continue to maintain, lease bonds, areawide bonds, supplemental bonds or any other surety bonds as may be required by, and in accordance with, all applicable laws governing the ownership of such leases, and has filed any and all required reports necessary for such ownership with all Governmental Authorities having jurisdiction over such ownership, including, but not limited to, adequate financial assurance in accordance with OPA.

6.8           Bankruptcy.  There are no bankruptcy, reorganization or arrangement proceedings pending, being contemplated by, or to the knowledge of Buyer, threatened against Buyer.

ARTICLE 7

7.             TITLE

7.1           Title Defects.  Buyer shall notify Sellers in writing of any Title Defect in the Assets after discovering the Title Defect but in any event on or before five (5) Business Days prior to Closing (the “Due Diligence Period”). For the purpose of this Agreement, a “Title Defect” shall mean a material deficiency which individually per property exceeds Fifty Thousand Dollars ($50,000) in one (or more) of the following respects (other than Permitted Encumbrances):

7.1.1                Adverse Claims.  Sellers’ title as to all or part of an Asset is subject to (i) an outstanding mortgage which is not released on or before Closing; (ii) a deed of trust which is not released on or before Closing; (iii) a lien or encumbrance which is not released on or before Closing; or (iv) a pending claim or cause of action in which a competing ownership interest in an Asset is claimed or implied.

7.1.2                Decreased Net Revenue Interest.  Sellers own less than the net revenue interest shown on Exhibit “B” for a particular Asset.

7.1.3                Increased Working Interest.  Sellers own more than the working interest shown on Exhibit “B” for a particular Asset without a proportionate increase in the corresponding net revenue interest shown on Exhibit “B”.

7.1.4                Reversions.  An Asset is subject to reduction by the exercise by a third-party of a reversionary, back-in, or other similar right not reflected on Exhibit “A” or Exhibit “B” or not reflected in any materials received by Buyer prior to the date hereof.

7.2           Additional Interests.  During the Due Diligence Period, Buyer shall notify Sellers in writing if Buyer determines that Sellers have a lesser working interest (without a proportionate decrease in the corresponding net revenue interest) or a greater net revenue interest with respect to all or any part of an Asset than that set forth on Exhibit “B”. During the Due Diligence Period, Sellers may notify Buyer in writing of any increase in net revenue interest or decrease in working interest

(without a corresponding decrease in net revenue interest) of an Asset than that set forth on Exhibit “B” (“Additional Interest”).

7.3           Notices.  Any Title Defect notice by Buyer pursuant to Section 7.1 or Additional Interest notice by Sellers pursuant to Section 7.2 shall include appropriate documentation to substantiate the applicable position and the estimated value of the Title Defect or Additional Interest. If any such notice is not timely delivered, the claimant shall thereafter have no right to assert such Title Defect or Additional Interest as the basis for an adjustment to the Base Purchase Price; provided, however, that this waiver shall not apply with regard to any matters or claims that Buyer may have the right to assert under the special warranty of title in the Conveyances.

7.4           Adjustments to Base Purchase Price.  Upon timely delivery of a notice under Article 7 pursuant to Section 7.1 or 7.2, either by Buyer or by Sellers, Buyer and Sellers shall meet and use their reasonable commercial efforts to agree on the validity of any claims for Title Defects or Additional Interests remaining unresolved as of the Closing and the amount of any Base Purchase Price adjustment using the following criteria:

(a)           Liquidated Charges.  If the adjustment is based upon a lien, encumbrance, or other charge upon an Asset which is liquidated in amount or which can be estimated with reasonable certainty, then the adjustment shall be the sum necessary to be paid to the obligee to remove the encumbrance from the affected Asset.

(b)           Ownership Variance.  If the adjustment is based upon Sellers owning a lesser or greater net revenue interest with a corresponding proportionate lesser or greater working interest in a Well than that shown on Exhibit “B”, then the adjustment shall be proportionate to the amount allocated to the affected Well on Exhibit “C”. If the adjustment is based upon a lesser or greater net revenue interest without a corresponding proportionate lesser or greater working interest in a Well than that shown on Exhibit “B”, then the Parties shall use their best efforts to agree upon a mutually acceptable Base Purchase Price adjustment.

(c)           Valuation of Title Defects.  If the adjustment is for an item other than as set forth in (a) or (b) above, Buyer and Sellers shall endeavor to mutually agree on the amount of the adjustment to the Base Purchase Price. If the parties cannot agree to the existence of a Title Defect or Additional Interests or the applicable adjustment, the matter shall be resolved in accordance with the dispute resolution provisions in Section 20.3. Any such item shall be referred to as an “Open Defect”. Notwithstanding any of the preceding provisions of this Article 7, all adjustments applicable to Title Defects or Additional Interests shall be made prior to Closing which Closing shall be extended until resolution of any disputes relating to the Title Defects or Additional Interests; provided, however, that if adjustments for alleged Title Defects, Environmental Defects, Casualty Defects and Open Defects do not, in the aggregate, exceed 10% of the Base Purchase Price, then Closing shall occur as to the other Assets that are not subject to the dispute (with the portion of the Assets subject to the dispute being excluded, and the Base Purchase Price reduced for the entire Allocated Values thereof) and Closing shall subsequently occur with respect to the Assets made the subject of the dispute within thirty (30) days following the final resolution of the dispute.

For all Title Defects, subject to the provisions of Section 7.5, Sellers shall elect to either (i) in the case of Title Defects, either: (1) sell to Buyer the entire Asset(s) affected by the Title Defect but reduce the Base Purchase Price by the portion of the Allocated Value set forth on Exhibit “C” attributable to such affected Assets, (2) exclude from this transaction the Assets affected by the Title Defect and reduce the Base Purchase Price for the entire Allocated Value of those Assets so excluded; or (ii) in the case of an Additional Interest, sell to Buyer the entire Assets affected by the Additional Interest at the original Allocated Value set forth on Exhibit “C” attributable to such Interests proportionately increased to reflect such Additional Interest.

7.5           Deductible for Title and Environmental Defects.  Notwithstanding the provisions set forth above, a Title Defect or Environmental Defect shall not result in an adjustment to the Base Purchase Price unless the aggregate net value of the sum of (a) all Title Defects with respect to the Assets and (b) all Environmental Defects agreed to by the parties is greater than five percent (5%) of the Base Purchase Price (the “Deductible Amount”). In such event, the Base Purchase Price on the Closing shall be adjusted by the aggregate net value of the sum of (a) all Title Defects and (b) all Environmental Defects which collectively exceed the Deductible Amount.

7.6           Termination.  If, because of Title Defects, Environmental Defects and Casualty Defects, in the aggregate, the Base Purchase Price is to be adjusted downward by an amount exceeding ten percent (10%) of the Base Purchase Price, either Party may, upon written notice to the other Party, cancel this Agreement.

ARTICLE 8

8.             ENVIRONMENTAL AND ENVIRONMENTAL INDEMNITY

8.1           Acceptance of Environmental Condition.  Buyer shall give Sellers notice (an “Environmental Notice”) of any fact or circumstance that indicates a violation of a currently existing Environmental Law associated with an Asset (“Environmental Defect”). For the purpose of this Agreement, an Environmental Defect shall mean a material deficiency which individually per property exceeds Fifty Thousand Dollars ($50,000) and complies with all of the following conditions precedent:

(a)           The Environmental Notice must be received by Sellers as soon as reasonably practical after discovery of the Environmental Defect by Buyer, but in any event on or before ten (10) Business Days prior to the Closing Date;

(b)           The Environmental Notice must be based on credible and probative evidence substantiated in good faith by Buyer’s environmental experts (which may include internal employees or personnel of Buyer, its affiliates or third parties) that shows it is more likely than not that there exists an Environmental Defect;

(c)           The evidence referred to in Section 8.1(b) must be fully described, substantiated in good faith by Buyer’s environmental experts, and in the case of documentary evidence, enclosed.

(d)           The Environmental Notice must reasonably describe the remediation and/or restoration required to remedy the Environmental Defect, or the potential damages claimed or likely to be claimed by a third party (the “Cleanup”), each as recommended or estimated in good faith by Buyer’s environmental experts; and

(e)           To the extent practicable, the Environmental Notice must state Buyer’s good faith estimate of the amount of potential Loss to be incurred by Buyer as a result of the Environmental Defect. For purposes of this Agreement, the term “Loss” shall include any estimated Cleanup, costs, losses, expenses, liabilities (including civil fines), damages, demands, suits, sanctions, reasonable fees and expenses of attorneys, technical experts and expert witnesses.

If Buyer does not provide Sellers with an Environmental Notice within the period set forth above, then at Closing, Buyer shall be deemed to have accepted such Asset and to have waived Buyer’s right to assert an Environmental Defect with respect to the Assets.

8.2           Remedy for Environmental Defects.  If Buyer gives a valid Environmental Notice in accordance with Section 8.1, Sellers may provide for one of the remedies in Section 8.2(a) with respect to the Environmental Defect that is subject to such Environmental Notice, but each such remedy, and the aggregate of all remedies, shall be limited in accordance with Section 7.5.

(a)           Remedy.  If Buyer delivers a valid Environmental Notice to Sellers, Sellers, at their election, shall have the option of (i) remediating the Environmental Defect and resolving all Losses arising from such Environmental Defect to the reasonable satisfaction of Buyer or the appropriate state and federal agencies having jurisdiction, (ii) contesting the existence of an Environmental Defect or Buyer’s estimate of the amount of all Losses associated with the Environmental Defect pursuant to Section 8.2(c), (iii) paying Buyer’s good faith estimate of the amount of all Losses associated with the Environmental Defect in the form of a reduction to the Purchase Price (an “Environmental Adjustment”), or (iv) excluding the Asset pursuant to Section 8.2(b).

(b)           Exclusion of Affected Asset.  At Sellers’ option, an exclusion adjustment may be made in an amount equal to the Allocated Value of the Asset which is the subject of a valid Environmental Notice. In such event Sellers shall retain the Asset and the Base Purchase Price shall be reduced by the Allocated Value of such Asset.

(c)           Contested Environmental Defects.  If Sellers contest the existence of any Environmental Defect or Buyer’s estimate of the Loss associated with such Environmental Defect, Sellers shall notify Buyer within five (5) Business Days after Sellers’ receipt of the Environmental Notice. The notice shall state the basis for Sellers’ contest of the Environmental Defect or the estimate of the Cleanup cost. Within two (2) Business Days after Buyer’s receipt of the notice, representatives of Sellers and Buyer, knowledgeable in environmental matters, shall meet in person or otherwise, and, prior to Closing, either (i) agree to reject the Environmental Defect, in which case Buyer shall waive the Environmental Defect, or (ii) agree on the validity of the Environmental Defect and the estimated Loss, in which case Sellers shall have the options described in Section 8.2(a) (except the right to contest) and Section 8.2(b) (Exclusion of Affected Asset). If Sellers and Buyer cannot agree on either option (i) or (ii) in the preceding sentence, the Environmental Defect or the estimated Loss subject to the Environmental Notice shall be resolved in accordance with the dispute resolution provisions set forth in Section 20.3. Notwithstanding any of the preceding provisions of this Section 8.2(c), all Environmental Adjustments shall be made prior to Closing, which Closing shall be extended until resolution of any disputes relating to the Environmental Defects; provided, however, that if adjustments for alleged Title Defects, Environmental Defects, Casualty Defects and Open Defects do not, in the aggregate, exceed 10% of the Base Purchase Price, then Closing shall occur as to the other Assets that are not subject to the dispute (with the portion of the Assets subject to the dispute being excluded, and the Base Purchase Price reduced for the entire Allocated Values thereof) and Closing shall subsequently occur with respect to the Assets made the subject of the dispute within thirty (30) days following the final resolution of the dispute unless Seller elects exclusion of the Affected Assets. IT IS SPECIFICALLY UNDERSTOOD AND AGREED THAT ONCE AN ENVIRONMENTAL DEFECT HAS BEEN REMEDIATED AND ALL LOSSES RELATED TO SUCH ENVIRONMENTAL DEFECT HAVE BEEN RESOLVED, BUYER SHALL ASSUME ANY AND ALL FUTURE ENVIRONMENTAL OBLIGATIONS ASSOCIATED WITH SUCH PROPERTY.

(d)           Implementing Cleanup.  If Sellers elect to Cleanup an Environmental Defect pursuant to Section 8.2(a), Sellers shall select the means and methods of effecting the Cleanup in accordance with applicable Environmental Law, applicable industry standards, and any applicable agreement, provided, however, that Sellers shall not be required to plug and abandon any currently unplugged wells if the cost thereof would be customary and normal site remediation costs assumed by Buyer in the transfer of the Assets hereunder, including without limitation, plugging and abandonment of Wells. Sellers’ responsibility for remediation under this Section 8.2 shall be limited to a standard appropriate for the use of an Asset for oil and gas activities and in accordance with all applicable laws.

8.3           Acceptance of Environmental Condition.  SUBJECT TO THE OTHER TERMS AND PROVISIONS SET FORTH IN THIS AGREEMENT, UPON CLOSING, BUYER AGREES TO ACCEPT THE ENVIRONMENTAL CONDITION OF THE ASSETS, INCLUDING, BUT NOT LIMITED TO, COSTS TO CLEAN UP OR REMEDIATE; AND SUBJECT TO THE OTHER TERMS AND PROVISIONS SET FORTH IN THIS AGREEMENT, BUYER HEREBY AGREES TO RELEASE SELLERS FROM ANY AND ALL LIABILITY AND RESPONSIBILITY THEREFORE AND AGREES TO INDEMNIFY, DEFEND, AND HOLD SELLERS HARMLESS FROM ANY AND ALL CLAIMS, CAUSES OF ACTION, FINES, EXPENSES, COSTS, LOSSES, AND LIABILITIES WHATSOEVER (INCLUDING, WITHOUT LIMITATION, REASONABLE ATTORNEYS’ FEES AND COSTS) IN CONNECTION WITH THE ENVIRONMENTAL CONDITION OR BUYER’S FAILURE TO PROPERLY REMEDIATE THE CONDITION. BUYER ACKNOWLEDGES AND AFFIRMS THAT THE ASSETS HAVE BEEN UTILIZED FOR THE PURPOSE OF EXPLORATION, PRODUCTION AND DEVELOPMENT OF OIL AND GAS, AND EXCEPT AS OTHERWISE SET FORTH IN THIS AGREEMENT, AT CLOSING, THE ASSETS WILL BE ACQUIRED IN THEIR “AS IS, WHERE IS” ENVIRONMENTAL CONDITION. BUYER HAS CONDUCTED AN INDEPENDENT INVESTIGATION OF THE PHYSICAL AND ENVIRONMENTAL CONDITION OF THE ASSETS, TO THE EXTENT BUYER DEEMS NECESSARY OR APPROPRIATE.

8.4           NORM.  Buyer acknowledges that the Assets have been used for exploration, development and production of oil, gas and water and that there may be petroleum, produced water, wastes or other materials located on, under or associated with the Interests. Equipment and sites included in the Assets may contain NORM. NORM may affix or attach itself to the inside of wells, materials and equipment as scale, or in other forms; the wells, materials and equipment located on or included in the Assets may contain NORM and other wastes or hazardous substances/materials; and NORM containing material and other wastes or hazardous substances/materials may have been buried, come in contact with the soil or otherwise been disposed of on or around the Assets. Special procedures may be required for the remediation, removal, transportation or disposal of wastes, asbestos, hazardous substances/materials, including hydrogen sulfide gas and NORM from the Assets. From and after the Closing, Buyer shall assume responsibility for the control, storage, handling, transporting and disposing of or discharge all materials, substances and wastes from the Assets (including produced water, hydrogen sulfide gas, drilling fluids, NORM and other wastes), whether present before or after the Effective Time, in a safe and prudent manner and in accordance with all applicable Environmental Laws (as defined below).

8.5           Environmental Indemnities.  EXCEPT AS OTHERWISE SET FORTH IN THIS AGREEMENT OR IN THE CONVEYANCES, THIS SALE IS MADE ON AN “AS IS, WHERE IS” BASIS AND BUYER RELEASES SELLERS FROM ANY LIABILITY WITH RESPECT TO THE ENVIRONMENTAL CONDITION OF THE ASSETS, WHETHER OR NOT CAUSED BY OR ATTRIBUTABLE TO SELLERS’ NEGLIGENCE. FROM AND AFTER CLOSING, SUBJECT TO THE OTHER TERMS AND PROVISIONS SET FORTH IN THIS AGREEMENT, BUYER SHALL BE LIABLE TO SELLERS FOR AND SHALL, IN ADDITION, INDEMNIFY, DEFEND, RELEASE AND HOLD SELLERS HARMLESS FROM AND AGAINST ANY AND ALL CLAIMS, IN FAVOR OF ANY THIRD PARTY OR ENTITY FOR INJURY, ILLNESS OR DEATH OF ANY PERSON(S) OR FOR DAMAGE, LOSS, POLLUTION OR CONTAMINATION OF ANY REAL OR PERSONAL PROPERTY, GROUNDWATER OR THE ENVIRONMENT ATTRIBUTABLE TO THE ENVIRONMENTAL CONDITION OF THE ASSETS, INCLUDING, WITHOUT LIMITATION, CLAIMS ARISING UNDER ENVIRONMENTAL LAWS OR, FOR ANY OTHER CLAIMS ARISING DIRECTLY OR INDIRECTLY FROM, OR INCIDENT TO, THE USE, OCCUPATION, OWNERSHIP, OPERATION, CONDITION (WHETHER LATENT OR PATENT), MAINTENANCE OR ABANDONMENT OF ANY OF THE ASSETS AND WHETHER ARISING FROM OR CONTRIBUTED TO BY THE ACTIVE, PASSIVE, JOINT, SOLE OR CONCURRENT NEGLIGENCE, OR STRICT LIABILITY OF SELLERS, OR SELLERS’ CONTRACTORS OR SUBCONTRACTORS OR THE OFFICERS, DIRECTORS, AGENTS OR EMPLOYEES OF SELLERS’ CONTRACTORS OR SUBCONTRACTORS, INCLUDING ANY STRICT LIABILITY UNDER ENVIRONMENTAL LAWS, REGARDLESS OF WHETHER ANY SUCH CLAIMS RESULT FROM ANY CONDITIONS, EVENTS, ACTIONS OR INACTIONS ARISING, OCCURRING OR ACCRUING PRIOR TO, ON OR AFTER THE EFFECTIVE TIME. Buyer and Sellers shall treat all information regarding any environmental conditions as confidential and shall not make any contact with any Governmental Authority or third party regarding same without written consent from the other Party unless so required by applicable law.

ARTICLE 9

9.             THIRD-PARTY PREFERENTIAL RIGHTS TO PURCHASE AND CONSENTS

9.1           Third Party Notices.  Sellers will request, from the appropriate parties (and in accordance with the documents creating such rights and/or requirements), any consent or approval of any third party, person or Governmental Authority (“Consents”) and shall send out notices for all options, rights of first refusal, or similar preferential purchase rights burdening any of the Assets (each a “Preferential Purchase Right”) applicable to the Assets, in compliance with the terms of all Contracts providing for such Preferential Purchase Rights. Sellers shall promptly give notices to third parties holding either (i) any Consent rights, or (ii) Preferential Purchase Rights. Sellers shall use all commercially reasonable efforts, but without obligation to incur any unreasonable cost or expense, to obtain waivers of, or to comply with, any such Preferential Purchase Right prior to Closing. If prior to Closing, the Preferential Purchase Right with respect to an Asset has not been exercised or waived and the time for exercising such Preferential Purchase Right has not expired, the Closing Date with respect to such Asset will be extended to on or before five (5) business days after the date upon which the time to exercise such Preferential Purchase Right has expired without first being exercised. In such event, the Base Purchase Price shall be adjusted in connection with the Closing on the remaining Assets by the dollar amount allocated to the affected Asset as set forth on Exhibit “C”.

9.2           Third-Party Exercise.  If a third-party exercises a Preferential Purchase Right of the Assets, the affected Asset shall be removed from this Agreement and the Base Purchase Price shall be adjusted by the dollar amount allocated to the affected Asset as set forth on Exhibit “C”.

9.3           Third-Party Failure to Purchase.  If a third-party exercises a Preferential Purchase Right for an Asset, but fails to close the purchase for any reason within sixty (60) days of Closing, Sellers shall give written notice to Buyer of such failure to close, and Buyer shall purchase such Asset for the Allocated Value set forth on Exhibit “C” for such Asset and on the terms and conditions set forth in this Agreement including the Effective Time set forth in this Agreement.

ARTICLE 10

10.          CONDITIONS TO CLOSING; SETTLEMENT STATEMENT; CLOSING

10.1         Sellers’ Conditions to Closing.  The obligations of Sellers at the Closing are subject to the satisfaction at or prior to the Closing, or waiver in writing by Sellers, of the following conditions:

(a)           All representations and warranties of Buyer contained in this Agreement, to the extent qualified with respect to materiality, shall be true and correct in all respects, and to the extent not so qualified, shall be true and correct in all material respects, in each case as if such representations and warranties were made at and as of the Closing Date; and Buyer shall have performed and satisfied in all material respects all covenants and agreements required to be performed and satisfied by it under this Agreement at or prior to the Closing.

(b)           No suit, action or other proceeding brought by a third party shall be pending, nor shall any order have been entered by any court or Governmental Authority having jurisdiction over the Parties or the subject matter of this Agreement which remains in effect at the time of Closing, in either case, that restrains or prohibits or seeks to restrain or prohibit, or seeks damages in connection with, the purchase and sale contemplated by this Agreement.

(c)           All material consents and approvals required of any third party or Governmental Authorities in order to sell and transfer the Assets to Buyer and otherwise close and consummate the transaction contemplated herein shall have been received or waived in writing.

(d)           Buyer shall have provided Sellers evidence satisfactory to Sellers that Buyer, as of Closing (i) is qualified to do business and to own and operate the Assets in all jurisdictions in which the Assets are located and (ii) has posted all bonds required by any Governmental Authority or other body to own and operate the Assets.

(e)           All Governmental Authorities shall have delivered releases to Sellers releasing them from all financial security requirements associated with all the Assets, specifically including the Surety Bonds identified on Schedule 5.17.

(f)            The aggregate adjustments to the Base Purchase Price attributable to Title Defects, Environmental Defects and Casualty Defects shall not have exceeded the threshold set forth in Section 7.6 above.

(g)           Buyer shall have performed its obligations set forth in Section 10.5.

10.2         Buyer’s Conditions to Closing.  The obligations of Buyer at the Closing are subject to the satisfaction at or prior to the Closing, or waiver in writing by Buyer, of the following conditions:

(a)           All representations and warranties of Sellers contained in this Agreement, to the extent qualified with respect to materiality, shall be true and correct in all respects, and to the extent not so qualified, shall be true and correct in all material respects, in each case as if such representations and warranties were made at and as of the Closing Date, and Sellers shall have performed and satisfied in all material respects all covenants and agreements required to be performed and satisfied by it under this Agreement at or prior to the Closing.

(b)           No suit, action or other proceeding brought by a third party shall be pending, nor shall any order have been entered by any court or Governmental Authorities having jurisdiction over the Parties or the subject matter of this Agreement which remains in effect at the time of Closing, in either case, that restrains or prohibits or seeks to restrain or prohibit, or seeks damages in connection with, the purchase and sale contemplated by this Agreement.

(c)           All material consents and approvals required of any third party or Governmental Authorities in order to sell and transfer the Assets to Buyer and otherwise close and consummate the transaction contemplated herein shall have been received or waived in writing; and Sellers shall have provided evidence satisfactory to Buyer of the same.

(d)           The aggregate adjustments to the Base Purchase Price attributable to Title Defects, Environmental Defects and Casualty Defects shall not have exceeded the threshold set forth in Section 7.6 above.

(e)           Sellers shall have performed its obligations set forth in Sections 10.5.

(f)            Buyer, in its sole discretion and upon its good faith effort, shall have determined that Sellers have satisfied, in all material respects, the provisions of Section 14.5 and shall have satisfied itself that pipeline Segment No. 14609 is, as of the Closing Date, in good working order.

10.3         Closing Settlement Statement.  At least two (2) Business Days prior to Closing, Sellers shall provide Buyer with a closing settlement statement covering all adjustments, without duplication, to the Base Purchase Price to be made at Closing under this Agreement (the “Closing Settlement Statement”). To the extent available, actual numbers shall be used. If not available, Sellers shall use reasonable and good faith estimates of the same, which estimates shall be adjusted to take into account actual numbers in connection with the Final Settlement Statement described in Section 11.3 below. In preparing the Closing Settlement Statement Sellers shall have no obligation to make an accrual for revenues not received as of Closing.

10.4         Closing Date and Place.  The closing of the transactions contemplated by this Agreement shall be held on or before July 8, 2010 (the “Closing Date”), at the offices of Sellers at Samson Plaza, Two West Second Street, Tulsa, Oklahoma 74103 or at such other place as the parties mutually agree (the “Closing”).

10.5         Closing Activities.  The following actions shall take place at Closing:

10.5.1              Certificates.  Each Party shall deliver to the other Party a certificate in a form reasonably satisfactory to the other Party dated as of the Closing and executed by a duly authorized officer, partner, attorney-in-fact or owner, as appropriate, of such Party to the effect that (a) the Party has all requisite corporate, partnership or other power and authority to purchase or sell the Assets, as the case may be, on the terms described in this Agreement and to perform its other obligations hereunder, (b) that all corporate, partnership and/or other prerequisites of whatsoever nature have been fulfilled, and (c) certifying that all conditions to Closing as set forth in Sections 10.1(a) or 10.2(a), as the case may be, have been met.

10.5.2              Conveyances.  Sellers and Buyer shall execute, acknowledge and deliver two (2) counterpart copies of each of the Conveyances (substantially in the form set forth as Exhibit “D” attached hereto) to be filed in each respective County where the Assets are located, assigning and conveying the Assets to Buyer, as well as applicable governmental assignment forms including all MMS Forms.

10.5.3              Payment.  Buyer shall deliver to an account designated in writing by Sellers by wire transfer of same day funds the Base Purchase Price, less the Deposit, and plus or minus any other adjustments thereto contemplated in Section 3.3 above or otherwise in this Agreement.

10.5.4              Additional Documents.  Buyer shall (i) furnish to Sellers such evidence (including evidence of satisfaction of all applicable bonding requirements, including, without limitation, supplemental bonding requirements of the MMS) as Sellers may reasonably require demonstrating that Buyer is qualified with the applicable Governmental Authorities to succeed Sellers as the owners and, where applicable, the operator of the Assets, (ii) with respect to Assets operated by Sellers where Buyer is to succeed Sellers as operator, execute and deliver to Sellers appropriate evidence reflecting change of operator as required by applicable Governmental Authorities and (iii) execute and deliver to Sellers such forms as Sellers may reasonably request for filing with applicable Governmental Authorities to reflect Buyer’s assumption of plugging and abandonment liabilities and platform abandonment and removable liabilities with respect to all of the Assets.

10.5.5              Possession.  Sellers shall (subject to the terms of any applicable joint operating agreements and to the other provisions hereof) deliver to Buyer exclusive possession of the Assets.

10.5.6              Letters-in-Lieu.  Sellers shall prepare and Sellers and Buyer shall execute and deliver to Buyer the Letters-in-Lieu of Transfer Orders provided for in Section 13.3.

10.5.7              Release of Mortgages, Deeds of Trusts, Liens, Encumbrances and Financing Statements.  Sellers shall deliver to Buyer duly executed releases of any mortgages, deeds of trust, liens, encumbrances and financing statements, if any, encumbering Sellers’ interest in the Assets.

10.5.8              Insurance.  Buyer shall furnish Sellers with Certificates of Insurance on forms reasonably acceptable to Sellers which list Buyer’s insurance policies relating to the Assets on and after Closing, including (i) insurance which complies with all applicable workers compensation and occupational disease laws covering all of Buyer’s employees performing any work or activities as to oil and gas leasehold interests subject to this Agreement, (ii) insurance for all work performed offshore, including insurance to cover claims under the United States Longshoreman’s and Harbor Worker’s Act extended to include the outer continental shelf, (iii) commercial general liability insurance (including contractual liability coverage) and sudden and accidental pollution liability insurance, (iv) excess liability insurance (including contractual liability coverage), (v) well control insurance, (vi) property insurance to cover all Equipment and (vii) such other insurance and proof of financial responsibility as is required under the applicable provisions of OPA or MMS requirements.

ARTICLE 11

11.          POST-CLOSING OBLIGATIONS

Sellers and Buyer agree to the following post-Closing obligations:

11.1         Recordation and Filing of Documents.  After the Closing, Buyer shall file or record the Conveyances in the appropriate county and governmental records. Buyer shall provide a copy of same, including recording date, to Sellers, all at the sole cost of Buyer.

11.2         Records.  Within ten (10) Business Days after the Closing, Sellers will furnish Buyer the Records. All costs associated with delivering or copying the Records shall be borne solely by Buyer. Insofar as Sellers reasonably believe the Records may be needed or useful in connection with federal, state or local regulatory or tax matters or resolution of disputes, litigation, or contract compliance issues, Buyer (for a period of seven (7) years after the Closing) shall further make available to Sellers or their affiliates (at the location of such Records in Buyer’s organization) access to the Records during normal business hours, upon not less than two (2) Business Days prior written request by Sellers, and Sellers shall have the right to copy at its own expense and retain such copies of the Records as Sellers, in good faith, believe may be useful or needed in connection with the above-described matters. If, however, Buyer elects to destroy any of the Records prior to the expiration of the seven (7) year period, Buyer shall give to Sellers written notice of such intent at least thirty (30) days prior to such destruction, and Sellers shall have the option, at their expense, of having such Records delivered to it.

11.3         Final Settlement Statement.  Sellers shall issue a final settlement statement covering all adjustments, without duplication, to the Base Purchase Price that were not included in the Closing Settlement Statement (the “Final Settlement Statement”) within one hundred twenty (120) days after Closing. Buyer shall respond with objections and proposed corrections within thirty (30) days of the issuance of the Final Settlement Statement. If Buyer does not respond with objections and the support therefore to the Final Settlement Statement in writing within thirty (30) days of the issuance of the Final Settlement Statement, said Statement shall be deemed approved by Buyer. In the event that Buyer does respond and objects within this time period, the Parties shall meet within fifteen (15) days following receipt of Buyer’s objections and attempt to resolve the disputed items. If the Parties are unable to resolve the disputed items by the end of such fifteen-day period, the dispute shall be resolved in accordance with the dispute resolution provisions set forth in Section 20.3. After approval by both Parties (or after final resolution of the same under Section 20.3), the net adjustment due pursuant to the Final Settlement Statement for the Assets conveyed will be summarized and a net check or invoice will be sent to the Buyer or Sellers, as the case may be. Buyer or Sellers, as the case may be, agrees to promptly pay such invoice within ten (10) days after receipt by Buyer.

11.4         Suspense Accounts.  As set forth and itemized on Schedule 11.4 attached hereto, Sellers currently maintains suspense accounts pertaining to oil and gas heretofore produced comprising monies payable to royalty owners, mineral owners and other persons with an interest in production that Sellers have been unable to pay (the “Suspense Accounts”). A downward adjustment to the Base Purchase Price will be made at Closing to reflect the Suspense Accounts as of the Closing Date. The Suspense Accounts will be further adjusted, if necessary, in the Final Settlement Statement. Subject to the other provisions hereof, Buyer shall assume full and complete responsibility and liability for proper payment of the funds comprising the Suspense Accounts as set forth on the “Final Suspense Account Statement,” which shall be provided by Sellers to Buyer with the Final Settlement Statement required in Section 11.3, (including any liability under any unclaimed property law or escheat statute). Buyer agrees to indemnify, defend and hold Sellers, their parent, subsidiary and affiliated entities, together with their respective officers, directors, employees, agents and their respective successors and assigns, harmless from and against any and all liabilities, claims, demands, penalties and expenses (including reasonable attorneys’ fees) arising out of or pertaining to the proper payment and administration of the Suspense Accounts in accordance with the Final Suspense Account Statement, limited, however to the total dollar amount of the Suspense Accounts. In connection with the final settlement regarding the Final Suspense Account Statement, within one hundred twenty (120) days after Closing, Sellers shall (a) supplement and update Schedule 11.4 and provide the same to Buyer in connection therewith, and (b) provide to Buyer a listing showing all proceeds from production attributable to the Assets that are held in suspense which are owing to third-party owners of royalty, overriding royalty, working interest or other interests in respect of production of Hydrocarbons attributable to the Assets, and Sellers shall deliver to Buyer, to the extent available, in electronic format, the owner’s name, owner number, social security or other tax identification number, the reason for the suspense and the amount suspended funds payable for each entry; provided, however, that notwithstanding anything stated herein to the contrary, until the first anniversary of the Closing Date, Sellers shall retain all responsibility and liability for (i) statutory penalties and interest, if any, attributable to the suspended funds accruing prior to the Effective Time, and (ii) penalties and interest, if any, attributable to the suspended funds accruing prior to the Effective Time, payable to any State under existing escheat or unclaimed property statutes.

11.5         Bonds, Letters of Credit and Guaranty.  Buyer acknowledges that none of the bonds, letters of credit and guaranties, if any, posted by Sellers or its affiliates with Governmental Authorities or third parties and relating to the Assets are transferable to Buyer. Except to the extent that Buyer will, as of Closing, be covered by the bonds of the operators of the applicable Assets, then on or before the Closing Date, Buyer shall obtain, or cause to be obtained in the name of Buyer, replacements for such bonds, letters of credit and guaranties, to the extent such replacements are necessary to permit the cancellation as of Closing of the bonds, letters of credit and guaranties posted by Sellers and/or their affiliate.

11.6         Cooperation with Sellers Retained Assets.  Buyer agrees to use reasonable efforts to cooperate with Sellers in connection with Sellers prosecution, defense and other actions relating to or arising out of the Retained Assets. Buyer agrees to make available Buyer’s employees engaged in, or having information about, the ownership and operation of the Assets, for the purpose of providing testimony, depositions, information, other related activities relating to the Retained Assets.

11.7         Further Assurances.  Buyer and Sellers further agree that each will, from time to time and upon reasonable request, execute, acknowledge, and deliver in proper form, any instrument of conveyance, assignment, transfer, or other instruments reasonably necessary for transferring title in the Assets to Buyer or otherwise to implement the transactions contemplated herein.

ARTICLE 12

12.          TAXES

12.1         Property Taxes.  All ad valorem taxes, real property taxes, and similar obligations (“Real Property Taxes”) applicable to the Assets with respect to the tax period in which the Effective Time occurs (the “Current Tax Period”) shall be apportioned between Sellers and Buyer as of the Effective Time based on the immediately preceding tax period’s assessment, regardless of the taxing agency’s basis for calculating such assessment, unless the Current Tax Period’s assessment is known, in which case that assessment shall be used for apportionment. Sellers will reimburse Buyer for Sellers’ portion of the Current Tax Period at Closing or in connection with any post-closing settlement provided for herein. Buyer shall pay, and defend and hold Sellers harmless, with respect to payment of all Real

Property Taxes on the Assets for the Current Tax Period and thereafter, regardless of the taxing agency’s basis for calculating such taxes, together with any interest or penalties assessed thereon. If Sellers pay the Real Property Taxes assessed for the Current Tax Period, Buyer agrees to reimburse Sellers for Buyer’s portion of said taxes at Closing or in connection with any post-closing settlement provided for herein.

12.2         Production Taxes.  All taxes (other than Real Property, income, franchise, or similar taxes) imposed on or with respect to the production of oil, natural gas, or other hydrocarbons or minerals, or the receipt of proceeds therefrom (including, but not limited to, severance, production and excise taxes) shall be apportioned between the parties based upon the respective shares of production taken by the parties. Payment or withholding of all such taxes that have accrued prior to the Effective Time and filing of all statements, returns and documents pertinent thereto shall be the responsibility of Sellers. Payment or withholding of all such taxes that have accrued from and after the Effective Time and the filing of all statements, returns and documents incident thereto shall be the responsibility of Buyer. In the event any such taxes attributable to the Assets and to periods on or after the Effective Time become due and payable prior to Closing, Sellers shall timely pay and satisfy the same, and appropriate adjustments therefor shall be made to the Base Purchase Price under Section 3.3 above.

12.3         Other Taxes.  As may be required by relevant taxing agencies, Sellers shall collect and Buyer shall pay at Closing all applicable state and local sales tax, use tax, gross receipts tax, business license tax, and other taxes attributable to the consummation of the transactions under this Agreement except taxes imposed by reason of income to (or capital of) Sellers. The tax collected shall be based upon the Allocated Values as provided in Section 3.4 and shall be added to the Base Purchase Price at Closing. Any state or local tax specified above, inclusive of any penalty and interest, assessed at a future date against Sellers with respect to the transaction covered herein shall be paid by Buyer or, if paid by Sellers, Buyer shall promptly reimburse Sellers therefor. Any documentary stamp tax which may be due shall be paid by Buyer.

ARTICLE 13

13.          OWNERSHIP OF ASSETS

13.1         Distribution of Production.  All oil in storage above the pipeline connection or gas beyond the meters at the Effective Time shall be credited to Sellers, less applicable royalties and severance taxes. For Seller-operated Assets, Sellers have gauged the oil in storage and read all gas meter charts as of the Effective Time. For Seller non-operated Assets, the quantity of such oil in storage or gas beyond the meters shall be determined on the same basis as that used for Seller-operated Assets based on operator reports or applicable state regulatory agency production reports or records. As part of the Closing Settlement Statement, the price for such oil in storage shall be at the price that Sellers have contracted to sell the oil on the

Effective Time. If there is no such price, the price shall be the average of the two highest prices that are posted at the Effective Time (plus any premium) by other purchasing companies, as determined by Sellers in the field or locality where the Interests are located for oil of like grade and gravity. Title to the oil in storage for both Seller-operated and Seller non-operated Assets shall pass to Buyer as of the Effective Time, and an upward adjustment shall be made to the Base Purchase Price due at Closing, less applicable royalties and severance taxes.

13.2         Proration of Income and Expenses.  Except as otherwise provided in this Agreement, all proceeds (including proceeds held in suspense or escrow), receipts, credits, and income attributable to the Assets for all periods of time prior to the Effective Time shall belong to Sellers, and all proceeds, receipts, credits, and income attributable to the Assets for all periods of time from and after the Effective Time shall belong to Buyer. Except as otherwise provided in this Agreement, all costs, expenses, disbursements, and obligations attributable to the Assets for periods of time prior to the Effective Time, and with respect to the VR 272 Repair Costs before or after the Effective Time but prior to Closing, shall be the obligation of Sellers, and Sellers shall promptly pay, or if paid by Buyer, promptly reimburse Buyer for and hold Buyer harmless from and against same. Except as otherwise provided in this Agreement (including, without limitation, Sellers’ retention of responsibility for the VR 272 Repair Costs), all costs, expenses, disbursements and obligations attributable to the Assets for periods of time from and after the Effective Time shall be the obligation of Buyer, and Buyer shall promptly pay, or if paid by Sellers, promptly reimburse Sellers for and hold Sellers harmless from and against same.

13.3         Notice to Remitters of Proceeds.  Buyer shall be responsible for informing all purchasers of production or other remitters to pay Buyer and obtain from the remitter revenues accrued after the Effective Time. The remitter shall be informed by Sellers and Buyer via Letters-in-Lieu of Transfer Order or such other reasonable documents which remitter may require.

13.4         Imbalances.  Set forth on Schedule 5.13 is a listing of all gas imbalance volumes derived from the most recent imbalance statement from the operator of each Well where an imbalance exists measured in MMBTUs and the aggregate net volume of over-production or under-production, as applicable, with respect to the Assets (the “Represented Imbalance”). As part of the Final Settlement Statement, the Base Purchase Price shall be adjusted, upward or downward as appropriate, to reflect the value of the difference between the Represented Imbalance and the aggregate net volume of over-production or under-production as of the Effective Time (the “Assumed Imbalance”). The value of said difference between the aggregate net volume (less royalties) of over-production or under-production, as applicable, shall be the product obtained by multiplying $3.00 by the volume of such difference in MMBTUs. Buyer shall be solely responsible for any liability and solely entitled to any benefit from such production imbalances relating to the Assets, whether occurring on, before or after the Effective Time.

ARTICLE 14

14.          INTERIM OPERATIONS

14.1         Standard of Care.

Subject to the additional restrictions set forth in this Section 14.1, Sellers shall operate the Seller-operated Assets in accordance with all applicable laws, using the standard of care as an ordinarily prudent operator and consistent with past practices until Closing, or such later time as any applicable joint operating agreement may require, when such operation shall be turned over to, and become the responsibility of, Buyer. During the period from the Execution Date to Closing, Sellers shall (i) permit Buyer to have access for inspection only to those Assets operated by Seller; (ii) except for emergency action taken in the face of risk to life, property or the environment, shall not, without the prior written consent of Buyer (which shall not be unreasonably withheld) approve or authorize any AFEs or capital expenditures over One Hundred Thousand Dollars ($100,000) net to the interest of Sellers which are received by Sellers with respect to any Assets, incur costs for discretionary expenditures for operations in excess of One Hundred Thousand Dollars ($100,000) net to the interest of Sellers for which AFEs are not prepared; (iii) operate, or if Sellers are not the operator, use reasonable efforts to ensure that the operator operates the Assets in its ordinary course of business and in accordance with applicable industry standards and the terms and conditions of all applicable Contracts, laws and regulations; (iv) not transfer, sell, hypothecate, encumber, abandon or otherwise dispose of any portion of the Assets (other than the sale of Hydrocarbons in the ordinary course of business or as required in connection with the exercise by third-parties of Preferential Purchase Rights) any of the Assets; (v) assist the Buyer (without incurring any third party expenses) in preserving the present relationships related to the Assets with Persons having significant business relations therewith, such as suppliers, customers, brokers, agents or otherwise; (vi) take any and all actions necessary to ensure that the Assets are free and clear of all liens and encumbrances as of Closing; (vii) not waive, compromise or settle any material right or claim if such waiver, compromise or settlement would adversely affect the use, ownership or operation of any of the Assets in any material respect, (viii) cause the Assets to be maintained in accordance with the terms and conditions of the applicable Contracts and applicable laws and regulations and consistent with past practices, and consult with Buyer with respect to same; and (ix) on a timely basis (i.e. promptly after receipt by Seller), provide Buyer with copies of the daily operations and production reports attributable to the Seller operated Assets.

14.2         Liability of Operator.  Notwithstanding Section 14.1, Sellers shall not be liable to Buyer for any claims, demands, causes of action, damages, or liabilities arising out of Sellers’ operation of the Assets after the Effective Time, insofar as Sellers continue to operate and maintain the Assets in accordance with the terms of this Agreement (including, without limitation, Section 14.1 above) and as a reasonable and prudent operator, and insofar as no such Claims, demands, causes of action, damages, or liabilities relating to such interim operation are attributable to the gross negligence or willful misconduct of Sellers.

14.3         Removal of Signs.  Buyer shall promptly, but no later than required by applicable rules and regulations or thirty (30) days thereafter, whichever is earlier, remove any signs and references to Sellers and shall erect or install all signs complying with any applicable governmental rules and regulations, including, but not limited to, those showing the Buyer as operator of the Assets.

14.4         Third-Party Notifications.  Buyer shall make all notifications to all Governmental Authorities, “one call services” and similar groups associated with the operation of the Assets within ten (10) days of Closing. A copy of all such notifications shall be provided to Sellers pursuant to the notice provisions contained in Article 18 hereof.

14.5         Vermilion Block 272 Field.  At least ten (10) days prior to Closing Sellers shall have successfully completed the VR 272 Repair Operations, at Sellers’ sole risk and expense, and prior to Closing the gross production levels for the Vermilion Block 272 Field shall have reached a daily production rate of not less than 2,850 bopd and 1,900 mcfpd, and a daily production rate of not greater than 3,000 bwpd. Should this not occur, Buyer shall have the recourse provided in Section 10.2(f) and the right to terminate this Agreement pursuant to Section 19.1(d).

ARTICLE 15

15.          EXCHANGE PROVISION

Sellers and Buyer, respectively, shall have the right, prior to Closing, to elect to effect a tax-deferred exchange under Internal Revenue Code Section 1031 (a “Tax Deferred Exchange”) for the Assets at any time prior to Closing. If such Party elects to affect a Tax-Deferred Exchange, the other Party agrees to execute escrow instructions, documents, agreements or instruments to affect the exchange; provided, however, that the other Party shall incur no additional costs, expenses, fees or liabilities as a result of or connected with the exchange. Sellers and Buyer, as the case may be, may assign any of its rights and delegate performance of any of its duties under this Agreement in whole or in part to a third party or an affiliate in order to effect such an exchange; provided, however, that each such Sellers and/or Buyer shall remain responsible to the other Party for the full and prompt performance of its respective delegated duties. The electing Party shall indemnify and hold the other Party and its affiliates harmless from and against all claims, expenses (including reasonable attorneys’ fees), loss and liability resulting from its participation in any exchange undertaken pursuant to this Article 15 pursuant to the request of the electing Party.

ARTICLE 16

16.          ASSUMPTION OF LIABILITY AND GENERAL INDEMNIFICATION

16.1         Buyer’s Assumption of Obligations

16.1.1              Subject to Closing occurring, and further subject to the Sellers indemnification provisions of Section 16.4, Buyer hereby assumes and agrees to fulfill, perform, pay and discharge (or cause to be fulfilled, performed, paid or discharged) all of the obligations and liabilities of the Sellers, known or unknown, with respect to the Assets, insofar as the same arise on or after, and are attributable to actions, occurrences and operations conducted from and after, the Effective Time, together with (a) those liabilities and obligations described in Section 16.1.2 below and (b) following the expiration of Sellers’ indemnity obligations as set forth in Section 16.4, any and all duties and obligations or claims which would fall under Sections 16.4(i) through (v), inclusive, whether arising before, on or after the Effective Time (collectively, the “Assumed Obligations”). The Assumed Obligations include, without limitation, the payment and/or performance of all taxes, leasehold and equipment rentals and release payments, royalties, excess royalties, in-lieu royalties, overriding royalty interests, production payments, net profit obligations, carried working interests and any other matters with which the Assets may be burdened, insofar as the same are attributable to the periods from and after the Effective Time. Subject to the Sellers indemnification provisions of Section 16.4:

(i)            THE ASSUMED OBLIGATIONS SHALL INCLUDE, AND BUYER, FROM AND AFTER THE CLOSING ACCEPTS SOLE RESPONSIBILITY FOR AND AGREES TO PAY, ALL COSTS AND EXPENSES ASSOCIATED WITH PLUGGING AND ABANDONMENT OF ALL WELLS, DECOMMISSIONING OF ALL FACILITIES AND PLATFORMS, AND CLEARING AND RESTORATION OF ALL SITES, IN EACH CASE INCLUDED IN, OR ASSOCIATED WITH, THE ASSETS, AND BUYER MAY NOT CLAIM THE FACT THAT PLUGGING AND ABANDONMENT, DECOMMISSIONING, SITE CLEARANCE OR RESTORATION OPERATIONS ARE NOT COMPLETE OR THAT ADDITIONAL COSTS AND EXPENSES ARE REQUIRED TO COMPLETE ANY SUCH OPERATIONS AS A BREACH OF SELLERS’ REPRESENTATIONS OR WARRANTIES MADE HEREUNDER OR THE BASIS FOR ANY OTHER REDRESS AGAINST SELLERS.

(ii)           THE ASSUMED OBLIGATIONS SHALL INCLUDE, AND BUYER, FROM AND AFTER THE CLOSING ACCEPTS SOLE RESPONSIBILITY FOR AND AGREES TO PAY, ANY AND ALL COSTS AND EXPENSES ARISING OUT OF ENVIRONMENTAL LAWS (INCLUDING, WITHOUT LIMITATION, ANY COMPLIANCE OR NON-COMPLIANCE THEREWITH, ANY ADVERSE ENVIRONMENTAL CONDITIONS, AND THE DISPOSAL, RELEASE, DISCHARGE OR EMISSION OF HYDROCARBONS, HAZARDOUS SUBSTANCES, HAZARDOUS WASTES, HAZARDOUS MATERIALS, SOLID WASTES OR POLLUTANTS INTO THE ENVIRONMENT), KNOWN OR UNKNOWN, WITH RESPECT TO THE ASSETS, REGARDLESS OF WHETHER SUCH OBLIGATIONS OR LIABILITIES AROSE PRIOR TO, ON, OR AFTER THE EFFECTIVE TIME. BUYER EXPRESSLY AGREES TO ASSUME THE RISK THAT THE ASSETS MAY CONTAIN WASTE MATERIALS, INCLUDING, WITHOUT LIMITATION, NORM, HAZARDOUS SUBSTANCES, HAZARDOUS WASTES, HAZARDOUS MATERIALS, SOLID WASTES, OR OTHER POLLUTANTS.

16.1.2              Buyer covenants and agrees that it will not attempt to avoid the effect of the indemnification made by it above by later arguing that at the time of the indemnification it did not fully appreciate the extent of any such claims.

16.2         Definitions.  For purposes of this Article 16 and all other provisions of this Agreement which contain an indemnification provision, the term “Buyer Group” shall be deemed to include Buyer and its affiliates, all successors, heirs and assigns of Buyer and its affiliates, and the officers, directors, shareholders, employees, representatives, co-owners, contractors, subcontractors, or agents of any of the foregoing. For purposes of this Article 16 and all other provisions of this Agreement which contain an indemnification provision, the term “Seller Group” shall be deemed to include Sellers and their affiliates, all successors, heirs and assigns of Sellers and their affiliates, and the officers, directors, shareholders, employees, representatives, co-owners, contractors, subcontractors, or agents of any of the foregoing.

16.3         Buyer’s General Indemnity.  Buyer shall, upon Closing, defend, indemnify, release and hold Seller Group harmless from and against any and all Claims in favor of any person arising from or relating to:

(i)            Buyer’s breach of any of its representations and warranties in this Agreement,

(ii)           Buyer’s breach of any of its covenants in and under this Agreement, and

(iii)          the Assumed Obligations, REGARDLESS OF WHETHER ANY OF SUCH CLAIMS MAY BE ATTRIBUTABLE, IN WHOLE OR IN PART, TO THE STRICT LIABILITY OR NEGLIGENCE OF SELLER GROUP, BUYER OR THIRD PARTIES, WHETHER SUCH NEGLIGENCE IS ACTIVE OR PASSIVE, JOINT, CONCURRENT OR SOLE, EXCLUDING ANY SOLE OR GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF SELLER GROUP.

16.4         Seller’s General Indemnity.  Each Seller shall, upon Closing, defend, indemnify, release and hold Buyer Group harmless from and against any and all Claims in favor of any person arising from or related to:

(i)            Seller’s breach of any of its representations and warranties in this Agreement;

(ii)           Seller’s breach of any of its covenants in and under this Agreement;

(iii)          subject to the provisions of Article 8, any and all duties and obligations of Seller, express or implied with respect to the Assets, or the use, ownership, operation or disposition of the Assets arising before (or otherwise attributable to periods, or to actions, occurrences or operations conducted prior to) the Effective Time under any theory of liability, including, without limitation, by virtue of the Leases, Easements, Contracts and/or any permit, applicable statute, rule, regulation or order of any Governmental Authority;

(iv)          subject to the provisions of Article 8, any Claims for damage to or property owned by a third party or for personal injury, illness, bodily injury, or death of any person arising before the Effective Time;

(v)           any other Claims arising directly or indirectly from, or incident to, the use, occupation, operation (including, but not limited to, royalty and accounting Claims or production or pipeline imbalances) or maintenance of any of the Assets, and arising or accruing prior to the Effective Time;

(vi)          the failure of Seller to properly pay when due all taxes, royalties, overriding royalties, production payments, and working interest payments relating to the Assets and attributable to periods prior to the Effective Time; and

(vii)         any liability or obligation relating to any pending lawsuits, arbitrations or similar proceedings,

REGARDLESS OF WHETHER ANY OF SUCH CLAIMS MAY BE ATTRIBUTABLE, IN WHOLE OR IN PART, TO THE STRICT LIABILITY OR NEGLIGENCE OF BUYER GROUP, SELLERS OR THIRD PARTIES, WHETHER SUCH NEGLIGENCE IS ACTIVE OR PASSIVE, JOINT, CONCURRENT OR SOLE, EXCLUDING ANY SOLE OR GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF BUYER GROUP; PROVIDED, HOWEVER, EXCEPT AS TO ANY CLAIMS FOR WHICH A WRITTEN DEMAND HAS BEEN ASSERTED, THAT EACH SELLER’S OBLIGATION TO INDEMNIFY BUYER PURSUANT TO SECTIONS 16.4(i)-(v) ABOVE SHALL APPLY ONLY FOR A PERIOD OF TWO (2) YEARS FOLLOWING THE CLOSING DATE. THEREAFTER, EXCEPT AS TO ANY CLAIMS FOR WHICH A WRITTEN DEMAND WAS ASSERTED WITHIN TWO (2) YEARS FOLLOWING THE CLOSING DATE, BUYER SHALL, PURSUANT TO SECTION 16.3, ASSUME RESPONSIBILITY FOR, AND SHALL ALSO AGREE TO PROTECT, DEFEND, INDEMNIFY AND HOLD SELLER GROUP HARMLESS FROM AND AGAINST ANY AND ALL CLAIMS ARISING IN FAVOR OF ANY PERSON FOR PERSONAL INJURY, DEATH, DAMAGE TO PROPERTY OR FOR ANY OTHER CLAIMS ARISING DIRECTLY OR INDIRECTLY FROM, OR INCIDENT TO, THE USE, OCCUPATION, OPERATION OR MAINTENANCE OF ANY OF THE ASSETS OR ANY OTHER CLAIMS WHICH WOULD OTHERWISE BE SUBJECT TO SELLER’S GENERAL INDEMNITY UNDER SECTIONS 16.4(1) THROUGH (v).

16.5         Limitation on Indemnification.  Notwithstanding anything to the contrary contained herein, and except as to obligations associated with the VR 272 Repair Operations performed prior to the Effective Time and except with respect to civil fines or penalties that may be assessed by one or more Governmental Authorities in connection with Sellers’ ownership or operation of any of the Assets prior to Closing, Sellers shall have no obligation to indemnify Buyer unless, and then only to the extent that, (i) any individual claim exceeds Fifty Thousand Dollars ($50,000) per item and (ii) the aggregate Losses to which Buyer would be entitled to indemnification (but for the provision of this Section 16.5) exceed a deductible equal to five percent (5%) of the Base Purchase Price. Notwithstanding anything to the contrary contained herein, Sellers’ aggregate liability for the indemnification under Section 16.4(i)-(vi) above shall not exceed fifty percent (50%) of the Base Purchase Price.

16.6         Further Limitation on Indemnification.  Neither Party shall have any obligation under Article 16 with respect to any amount which has already been taken into account and applied to or against the Base Purchase Price in the Closing

Settlement Statement or the Final Settlement Statement, provided such Party has paid all amounts due pursuant to this Agreement.

16.7         Indemnification Procedures

16.7.1              All claims for indemnification under this Agreement shall be asserted and resolved pursuant to this Section 16.7. Any person claiming indemnification hereunder is hereinafter referred to as the “Indemnified Party” and any person against whom such claims are asserted hereunder is hereinafter referred to as the “Indemnifying Party.”

16.7.2              In the event that a Party wishes to assert a claim for indemnity hereunder, such Party shall with reasonable promptness provide to the Indemnifying Party a written notice of the indemnity claim it wishes to assert on behalf of itself or another Indemnified Party, including the specific details of and specific basis under this Agreement for its indemnity claim (a “Claim Notice”). To the extent any Losses for which indemnification is sought are asserted against or sought to be collected from an Indemnified Party by a third party, such Claim Notice shall include a copy of all papers served on the applicable Indemnified Party with respect to such claim. The Indemnifying Party shall have thirty (30) days from the personal delivery or receipt of the Claim Notice (the “Notice Period”) to notify the Indemnified Party (i) whether or not it disputes its liability hereunder with respect to such Losses and/or (ii) with respect to any Losses arising out of, associated with, or relating to third party claims, whether or not it desires, at the sole cost and expense of the Indemnifying Party, to defend the Indemnified Party against any such Losses. In the event that the Indemnifying Party notifies the Indemnified Party within the Notice Period that it desires to defend the Indemnified Party against such Losses, the Indemnifying Party shall have the right to defend all appropriate proceedings with counsel of its own choosing. If the Indemnified Party desires to participate in, but not control, any such defense or settlement it may do so at its sole cost and expense. If requested by the Indemnifying Party, the Indemnified Party agrees to cooperate with the Indemnifying Party and its counsel in contesting any Losses that the Indemnifying Party elects to contest or, if appropriate and related to the claim in question, in making any counterclaims against the third party asserting such Losses, or any cross-complaint against any third party (other than a Seller Indemnified Party, if the Indemnified Party is a Seller Indemnified Party; and other than a Buyer Indemnified Party, if the Indemnified Party is a Buyer Indemnified Party). Such cooperation shall include the retention and provision to the Indemnifying Party of all records and other information that are reasonably relevant to the losses at issue. No third party claim that is the subject of indemnification hereunder may be settled or otherwise compromised without the prior written consent of the Indemnifying Party. No such claim may be settled or compromised by the Indemnifying Party without the prior written consent of the Indemnified Party unless such settlement or compromise (i) entails a full and unconditional release of the Indemnified Party (and any other members of the Indemnified Party’s group, i.e., all Seller Indemnified Parties or all Buyer Indemnified Parties) without any admission or finding of fault or liability and (ii) does not impose on the Indemnified Party any material non-financial obligation or any financial obligation that is not fully paid by the Indemnifying Party.

ARTICLE 17

17.          CASUALTY LOSS

If prior to Closing any of the Assets are substantially damaged or destroyed by fire or other casualty (“Casualty Defect”), Sellers shall notify Buyer promptly after Sellers learn of such event. Sellers shall have the right, but not the obligation, to cure any such Casualty Defect by repairing such damage or, in the case of Equipment, replacing the damaged Equipment with equivalent items, no later than the Closing, insofar as the same are done to Buyer’s reasonable satisfaction. If any Casualty Defect exists at Closing, at Sellers’ option, Buyer shall proceed to purchase the damaged Assets, and Buyer and Seller shall endeavor to mutually agree on the amount of the adjustment to the Base Purchase Price. If the adjustment due to the Casualty Defect is reasonably calculated to be in excess of $2,000,000 and, despite good faith efforts the Parties cannot agree on the amount of the adjustment to the Base Purchase Price, the Assets affected by the Casualty Defect shall be excluded from this transaction and the Base Purchase Price shall be reduced by the entire Allocated Value of such Assets so excluded. Notwithstanding any of the preceding provisions of this Article 17, all adjustments applicable to Casualty Defects shall be made prior to Closing. Notwithstanding anything to the contrary contained in this Article 17, Sellers shall be entitled to retain all insurance proceeds, if any, and claims against other parties relating to any such Casualty Defect. For purposes of this provision, normal wear and tear shall not be considered a Casualty Defect.

ARTICLE 18

18.          NOTICES

All communications between Buyer and Sellers required or permitted under this Agreement shall be in writing, and any communication or delivery hereunder shall be deemed to have been fully made if actually delivered, by facsimile transmission, or if mailed by registered or certified mail, postage prepaid, to the address as set forth below:

BUYER	SELLERS

DYNAMIC OFFSHORE	SAMSON OFFSHORE COMPANY
RESOURCES, LLC	SAMSON CONTOUR ENERGY E&P LLC
1301 McKinney, Suite 900	Two West Second Street
Houston, Texas 77010	Tulsa, Oklahoma 74103-3103
Attention: G. Matt McCarroll	Attention: Scott Rowland
Phone: 713-728-7850	Phone: 918-591-1221
Fax: 713-728-7860	Fax: 918-591-7221
Email: mattm@dynamicosr.com	Email: srowland@samson.com

with a copy to:

SAMSON OFFSHORE COMPANY
SAMSON CONTOUR ENERGY E&P LLC
Two West Second Street
Tulsa, Oklahoma 74103-3103
Attention: Annabel M. Jones
Phone: 918-591-1006
Fax: 918-591-7006
Email: ajones@samson.com

ARTICLE 19

19.          TERMINATION

19.1         Termination.  This Agreement and the transactions contemplated hereby may be terminated at any time prior to the Closing:

(a)           by the mutual written agreement of Buyer and Sellers;

(b)           by written notice from either Buyer or Sellers if Closing has not occurred on or before July 31, 2010; provided, however, that no Party may terminate this Agreement pursuant to this Section 19.1(b) if such Party’s breach of its representations and warranties or its failure to comply with its obligations or covenants under this Agreement caused the Closing not to occur on or before this date;

(c)           by written notice from either Buyer or Sellers if the aggregate sum of (i) the Title Defect amounts for all Title Defects timely and properly asserted pursuant to Article 7, (ii) the Environmental Defect amounts for all Environmental Defects timely and properly asserted pursuant to Article 8, and (ii) the Casualty Defect amounts pursuant to Article 17, exceed ten percent (10%) of the Base Purchase Price; or

(d)           by written notice from Buyer if Buyer’s condition to close set forth in Section 10.2(f) has not been satisfied on or before July 8, 2010.

19.2         Liabilities Upon Termination; Deposit Amount.  If this Agreement terminates, as described in Section 19.1 above, then the entire Deposit will be returned and paid to Buyer and all obligations of the Parties under this Agreement will thereafter terminate and be of no further force and effect, except that the provisions of Section 20.4 and 20.5 will survive; provided, however, that if this Agreement is terminated because of either (i) a breach of this Agreement by the Sellers or because Buyer’s conditions to Closing are not satisfied as a result of Sellers’ failure to comply with its obligations under this Agreement (and, as a result, Buyer elects to terminate this Agreement under Section 19.1(b) or Section 19.1(d) above), then Buyer shall be entitled to the immediate return of the Deposit and shall also be entitled to pursue all remedies available at law for damages or other relief, in equity or otherwise; or (ii) a breach of this Agreement by Buyer or because Sellers’ conditions to Closing are not satisfied as a result of Buyer’s failure to comply with its obligations under this Agreement (and, as a result, Sellers elect to terminate this Agreement under Section 19.1(b) above), then Sellers, as their sole remedy, shall be entitled to retain the Deposit as liquidated damages (and the parties hereby acknowledge that the extent of damages to Sellers occasioned by such breach or default or failure to proceed by Buyer would be impossible or extremely impractical to ascertain and that the Deposit is a fair and reasonable estimate of such damage).

ARTICLE 20

20.          MISCELLANEOUS

20.1         Entire Agreement.  This Agreement and all Exhibits attached hereto and incorporated herein constitute the entire agreement between the Parties. Any previous negotiations or communications between the Parties are merged herein.

20.2         Survival.  This Agreement shall be binding upon and shall inure to the benefit of the undersigned, their successors, heirs, assigns and corporate successors and may be supplemented, altered, amended, modified, or revoked by writing only, signed by both Parties. The representations made by Sellers and Buyer under Articles 5 and 6 shall continue in full force and effect for a period of one (1) year from and after the Closing Date. All other representations, promises, agreements, releases, and indemnities made in this Agreement or in the Conveyances shall survive Closing.

20.3         Arbitration.  All disputes arising out of, or in connection with, this Agreement or any determination required to be made by Buyer and Sellers as to which the parties cannot reach an agreement shall be settled by arbitration in Houston, Texas. Any matter to be submitted to arbitration shall be determined by a panel of three (3) arbitrators, unless otherwise agreed by the Parties. Each arbitrator shall be a person experienced in both the oil and gas industry and the subject matter of the dispute and shall be appointed:

(a)           by mutual agreement of Buyer and Sellers, or

(b)           failing such agreement, within sixty (60) days of the request for arbitration, each Party shall appoint one arbitrator, and the third arbitrator shall be appointed by the other two arbitrators, or, if they cannot agree, by a Judge of the United States District Court, Southern District of Texas, Fifth Circuit.

In the event of the failure of refusal of the Parties to appoint the arbitrator(s) within one hundred twenty (120) days of the request for arbitration, the arbitrator remaining to be named shall be selected in accordance with the Rules of the American Arbitration Association. The arbitration shall be conducted in accordance with reasonable rules established by the arbitrators. Any award by the arbitrator shall be final, binding and non-appealable, and judgment may be entered thereon in any court of competent jurisdiction.

20.4         Confidentiality Agreement.  The Parties understand and agree that the terms and provisions of that certain Confidentiality Agreement dated April 6, 2010 by and between Sellers and Buyer (the “Confidentiality Agreement”) shall remain in full force and effect until the Closing of this transaction. In the event of termination of this Agreement pursuant to Article 19, the Buyer agrees to keep all of the terms of this transaction confidential for a period equal to the later of the date of termination of the Confidentiality Agreement or two (2) years following termination of this Agreement. Furthermore, any additional information obtained as a result of Buyer’s access to the Assets which does not specifically relate to the Assets shall continue to be treated as confidential for a period of two (2) years following the date of this Agreement and shall not be disclosed by the Buyer without the prior written consent of the Sellers. The above restrictions on disclosure and use of information obtained pursuant to this Agreement shall not apply to information to the extent it:

(a)           is or becomes publicly available through no act or omission of the Buyer or any of its consultants or advisors; or

(b)           is subsequently obtained lawfully from a third party, where the Buyer has made reasonable efforts to insure that such third party is not a party to or bound by any confidentiality agreement with the Sellers; or

(c)           is already in the Buyer’s possession at the time of disclosure, without restriction on disclosure.

If the Buyer employs consultants, advisors or agents to assist in its review of the Assets, Buyer shall be responsible to Sellers for ensuring that such consultants, advisors and agents comply with the restrictions on the use and disclosure of information set forth in this Section 20.4.

20.5         Choice of Law.  THIS AGREEMENT AND ITS PERFORMANCE SHALL BE CONSTRUED IN ACCORDANCE WITH, AND GOVERNED BY, THE LAWS OF THE STATE OF TEXAS.

20.6         Assignment.  The rights and obligations under this Agreement may not be assigned by any Party without the prior written consent of the other Party.

20.7         No Admissions.  Neither this Agreement, nor any part hereof, nor any performance under this Agreement shall constitute or be construed as a finding, evidence of, or an admission or acknowledgment of any liability, fault, or past or present wrongdoing, or violation of any law, rule, regulation, or policy, by either Sellers or Buyer or by their respective officers, directors, employees, or agents.

20.8         Amendments.  Except for waivers specifically provided for in this Agreement, this Agreement may not be amended nor any rights hereunder waived except by an instrument in writing signed by the Party to be charged with such amendment or waiver and delivered by such Party to the other Party claiming the benefit of such amendment or waiver.

20.9         Counterparts.  This Agreement may be executed by Buyer and Sellers in any number of counterparts, each of which shall be deemed an original instrument, but all of which together shall constitute one and the same instrument. Execution can be evidenced by facsimile transmission of signatures pages with original signature pages to promptly follow in due course.

20.10       Third-Party Beneficiaries.  Neither this Agreement nor any performances hereunder by Sellers or Buyer shall create any right, claim, cause of action, or remedy on behalf of any person not a party hereto.

20.11       Public Communications.  After Closing, either Party may make a press release or public communication concerning this transaction; provided, however, any such press release or public communication is subject to the other Party’s prior review and written approval, which approval will not be unreasonably withheld; provided further, however, that; if Buyer, on the one hand, or Sellers, on the other is required by law or the rules of the New York Stock Exchange to make such public announcement or statement, then the same may be made without the approval of the other Parties, but only to the extent the name of Sellers is omitted from such announcement or statement.

20.12       Headings.  The headings of the Articles and Sections of this Agreement are for guidance and convenience of reference only and shall not limit or otherwise affect any of the terms or provisions of this Agreement.

20.13       Expenses.  Each of the Parties hereto shall pay its own fees and expenses incident to the negotiation and preparation of this Agreement and consummation of the transactions contemplated hereby, including brokers’ fees. Buyer shall be responsible for the cost of all fees for the recording of the Conveyances relating to the Assets. All other costs shall be borne by the Party incurring them.

20.14       Waiver of Consumer and Other Rights.  Sellers and Buyer intend that Buyer’s rights and remedies with respect to the transaction contemplated by this Agreement and with respect to all acts or practices of Sellers, past, present or future, in connection with the transaction contemplated by this Agreement shall be governed by legal principles other than the Texas Deceptive Trade Practices Consumer Protection Act, Tex. Bus. & Corn. Code Ann. §17.41, et seq. (Vernon 1987) (the “DTPA”) or similar laws in other states. BUYER WAIVES IT RIGHTS UNDER THE DTPA SPECIFICALLY INCLUDING SECTION 17.41 ET. SEQ., VERNON’S TEXAS CODE ANNOTATED, BUSINESS AND COMMERCE, A LAW THAT GIVES CONSUMERS SPECIAL RIGHTS AND PROTECTIONS, OR ANY SIMILAR STATE OR FEDERAL LAW. AFTER AN OPPORTUNITY TO CONSULT WITH AN ATTORNEY OF ITS OWN SELECTION, BUYER ACKNOWLEDGES THAT THE DISCLAIMERS AND WAIVERS GIVEN IN AND UNDER THIS AGREEMENT SHALL BE CONSIDERED MATERIAL AND INTEGRAL PARTS OF THIS AGREEMENT, WITH CONSIDERATION GIVEN THEREFORE, AND ACKNOWLEDGES THAT ALL DISCLAIMERS AND WAIVERS ARE “CONSPICUOUS” AND HAVE BEEN BROUGHT TO THE ATTENTION OF BUYER, AND THAT BUYER HAS VOLUNTARILY AND KNOWINGLY CONSENTED TO ALL DISCLAIMERS AND WAIVERS. Buyer hereby warrants and represents to Sellers, as of the date hereof and as of the Closing Date, that (i) Buyer is not in a significantly disparate bargaining position, (ii) Buyer has been represented by legal counsel in connection with the transaction contemplated by this Agreement, which transaction does not involve the purchase or lease of a family residence occupied or to be occupied as a residence, and which transaction is for a consideration paid or to be paid that exceeds $500,000.00 and (iii) Buyer is a business consumer with assets of $5,000,000.00 or more according to Buyer’s most recent financial statement prepared in accordance with GAAP and has knowledge and experience in financial and business matters that enable Buyer to evaluate the merits and risks of the transaction. Buyer acknowledges that the Purchase Price is predicated upon this waiver of the DTPA and similar laws in other states and the inapplicability of the DTPA and similar laws in other states and Buyer’s representations and warranties contained in this Section 20.14, and the Sellers, in determining to proceed with entering into this Agreement, have expressly relied upon this waiver and the inapplicability of the DTPA and similar laws in other states and Buyer’s representations and warranties contained in this Section 20.14.

IN WITNESS WHEREOF, the parties have executed this Agreement on the date first written above.

“SELLERS”		“BUYER”

SAMSON OFFSHORE COMPANY		DYNAMIC OFFSHORE RESOURCES, LLC

By:	/s/ Scott Rowland	By:	G.M. McCarroll
Name:	Scott Rowland	Name:	G.M. McCarroll
Title:	Attorney-in-Fact	Title:	President & Chief Executive Officer

SAMSON CONTOUR ENERGY E&P, LLC

By:	/s/ Scott Rowland
Name:	Scott Rowland
Title:	Attorney-in-Fact

Omitted Schedules and Exhibits

Exhibit/Schedule	Contents
Exhibit A	Schedule of leases, including original lessor and lessee, legal description and agreement date, and easements, including original lessor and lessee and agreement date.
Exhibit B	Schedule of Wells, including lease name, operator, legal description, state and WI and NRI percentages
Exhibit C	Purchase price allocation
Exhibit D

Assignment and Bill of Sale from Samson Offshore Company and Samson Contour Energy E&P, LLC to Dynamic Offshore Resources, LLC of interests, wells, equipment, production, easements and surface agreements, contract rights and permits and files and records

Schedule 2.7	Schedule of required transfer of seismic data and reservoir models
Schedule 5.7	Schedule of material contracts, including applicable field, agreement type, date and the parties
Schedule 5.10	Schedule of potential defects in fields held by production
Schedule 5.13	Schedule of imbalances, including lease name and number, operator, legal description, state and over/under.
Schedule 5.14	Schedule of outstanding obligations
Schedule 5.17	Schedule of insurance coverage and bonds
Schedule 5.19	Schedule of retained assets
Schedule 11.4	Schedule of suspense accounts